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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02041295

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 17 2002
WASH, D.C. 152

P.E.
6-3-02

FORM 6-K

Pursuant to Section 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2002

INTERNET GOLD-GOLDEN LINES LTD.
(Name of Registrant)

PROCESSED
JUN 26 2002
P THOMSON FINANCIAL

1 Alexander Yanai Street
Petach-Tikva, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

INTERNET GOLD-GOLDEN LINES LTD.

6-K Items

1. Internet Gold-Golden Lines Ltd. Letter to Shareholders and Financial Statements for the Year Ended December 31, 2001.

2. Internet Gold-Golden Lines Ltd. Proxy Statement for the Annual General Meeting to be held July 16, 2002.

3. Internet Gold-Golden Lines Ltd. Proxy Card.

ITEM 1

:-) INTERNET GOLD
EUROCOM GROUP

Dear Shareholder,

Reviewing our financial results for 2001, I am happy to inform you about **Internet Gold**'s positive performance. I am pleased with the changes that started taking place in Q3 2001, when the consolidated Internet Gold group turned EBITDA profitable – two full quarters ahead of our original plan that called for profitability in Q1 2002. This positive trend continued through Q4 2001. Positive cash flow and net profit continued through Q1 & Q2 **2002**, and we expect that Q3 of 2002 will mark the fourth successive quarter of positive cash flow and net profits.

2001 was a restructuring and a "turn-around" year for **Internet Gold.** As the implementation of our work plan continues, substantial quarterly sequential improvement should be noticed in our future financial results. Cost savings measures that were taken proved successful as SG&A costs decreased, while our revenues continued to grow and our leading position in the industry remained intact. This allowed us to achieve positive operational cash flow and net profit from operations for the first time in the fourth quarter of 2001 after reporting positive cash flow and net profit in the third quarter of 2001.

While our net profit for the whole year was affected by one-time special charges stemming from the elimination of unprofitable activities, Internet Gold today is a very focused business, consisting of the three major companies: **Internet Gold** (access and value services), **MSN Israel** (content/portal services) and **Gold Trade** (e-commerce).

In the fourth quarter of 2001, we replaced our e-commerce business model, achieving lower revenues and higher profits with a lower risk level. Revenue growth in our core ISP business continues as margins improve. We expect the migration of narrowband customers to our broadband services to support future revenue growth while enhancing margins and profitability.

Looking back to the beginning of 2001, I am gratified by the progress we have made in stabilizing our business and achieving profitability. Looking forward, we will continue to seek growth while keeping tight controls on our costs in order to enhance profitability and maximize shareholder value.

Fellow shareholder, I must say I feel great satisfaction coming to work and finding a united team working together and giving 200% of themselves in order to maintain **Internet Gold** as the leading Internet services provider in Israel, holding one third of the market, and maintaining the trend of positive cash flow and profits. We are committed to continuing our journey towards a stronger company and we do it with a smile :-) , as we do in our "logo."

Thank you very much for participating in our turn around process. I hope you are satisfied with our results and I look forward to your continued support as I optimistically look ahead.

Best regards,

E. Holtzman

Eli Holtzman
CEO
June 13, 2002

5

Internet Gold – Golden Lines Ltd.

Financial Statements
As at December 31, 2001

Financial Statements as at December 31, 2001

	Page
Report of Independent Auditors	2
Annual Financial Statements Adjusted for the Effect of Inflation on the Basis of the CPI for December 2001	
Balance Sheets as of December 31, 2000 and 2001	3
Statements of Operations for the years ended December 31, 1999, 2000 and 2001	4
Statements of Changes in Shareholders' Equity for the years ended December 31, 1999, 2000 and 2001	5
Statements of Cash Flows for the years ended December 31, 1999, 2000 and 2001	6
Notes to the Financial Statements	9

Report of Independent Auditors
To the Board of Directors and Shareholders of
Internet Gold – Golden Lines Ltd.

We have audited the accompanying consolidated and company balance sheets of Internet Gold – Golden Lines Ltd. (hereinafter - the "Company") as of December 31, 2000 and 2001, and the related consolidated and company statements of operations, shareholders' equity and cash flows, for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's Board of Directors and of its management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2000 and 2001 and the results of its operations, the changes in shareholders' equity and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with generally accepted accounting principles (GAAP) in Israel.

As applicable to these financial statements, Israeli GAAP differs in certain respects from generally accepted accounting principles in the United States (U.S. GAAP), as described in Note 19 to the financial statements.

As explained in Note 2C, the above-mentioned financial statements are stated in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with opinions of the Institute of Certified Public Accountants in Israel.

Somekh Chaikin
Certified Public Accountants (Isr.)
A member firm of KPMG International

February 12, 2002

6

Balance Sheets - Consolidated and Company

Adjusted to NIS of December 2001

	Note	Consolidated		Company		Convenience translation into US Dollars (Note 2D) Consolidated
		As at December 31 2001	As at December 31 2000	As at December 31 2001	As at December 31 2000	As at December 31 2001
		NIS thousands	NIS thousands	NIS thousands	NIS thousands	US$ thousands
Current assets						
Cash and cash equivalents		**83,859**	39,051	**83,856**	34,906	**18,990**
Marketable securities		**-**	50,543	**-**	50,543	**-**
Trade receivables, net	3	**40,360**	45,714	**24,323**	*25,870	**9,138**
Other receivables	4	**12,151**	14,529	**12,824**	12,291	**2,752**
Inventory		**7,210**	10,329	**-**	-	**1,633**
Total current assets		**143,580**	160,166	**121,003**	123,610	**32,513**
Investments						
Investments in investee companies	5	**3,977**	5,775	**-**	1,763	**901**
Minority interest in a subsidiary		**11,264**	6,140	**-**	-	**2,551**
Long-term loans	6	**4,331**	4,499	**4,331**	4,499	**981**
		19,572	16,414	**4,331**	6,262	**4,433**
Property and equipment, net	7	**44,719**	46,766	**29,243**	34,438	**10,127**
Other assets and deferred charges	8	**10,639**	17,604	**1,157**	5,014	**2,409**
Total assets		**218,510**	240,950	**155,734**	169,324	**49,482**

* Reclassified.

Eli Holtzman
Chief Executive Officer and Director

Doron Turgeman
Chief Financial Officer

Date of signature: February 12, 2002

The accompanying notes are an integral part of the financial statements.

Adjusted to NIS of December 2001

		Consolidated		Company		Convenience translation into US Dollars (Note 2D) Consolidated
		As at December 31 2001	As at December 31 2000	As at December 31 2001	As at December 31 2000	As at December 31 2001
	Note	NIS thousands	NIS thousands	NIS thousands	NIS thousands	US$ thousands
Liabilities						
Current liabilities						
Short-term bank loans	9	**69,634**	59,069	**17,386**	22,030	**15,769**
Accounts payable	10	**35,634**	36,594	**19,159**	15,063	**8,069**
Other payables	11	**18,800**	24,552	**14,079**	17,229	**4,257**
Total current liabilities		**124,068**	120,215	**50,624**	54,322	**28,095**
Long-term liabilities						
Excess of liabilities over assets in subsidiaries	5	**-**	-	**19,026**	*3,865	**-**
Long-term loans	12	**14,333**	12,405	**2,022**	3,377	**3,246**
Capital deficiency of a consolidated company which the Company does not intend to bear		**(4,593)**	-	**-**	-	**(1,040)**
Deferred revenues		**539**	4,522	**539**	4,522	**122**
Liability for severance pay, net	13	**3,953**	3,311	**3,313**	2,741	**895**
Total long-term liabilities		**14,232**	20,238	**24,900**	14,505	**3,223**
Shareholders' equity						
Ordinary shares		**189**	189	**189**	189	**43**
Additional paid in capital		**205,804**	205,804	**205,804**	205,804	**46,604**
Accumulated deficit		**(125,783)**	(105,496)	**(125,783)**	(105,496)	**(28,483)**
Total shareholders' equity		**80,210**	100,497	**80,210**	100,497	**18,164**
		218,510	240,950	**155,734**	169,324	**49,482**

* Reclassified.

Statements of Operations - Consolidated and Company

Adjusted to NIS of December 2001

	Note	Consolidated			Company			Convenience translation into US Dollars (Note 2D) Consolidated
		Year ended December 31 2001	Year ended December 31 2000	Year ended December 31 1999	Year ended December 31 2001	Year ended December 31 2000	Year ended December 31 1999	Year ended December 31 2001
		NIS thousands						US$ thousands
Revenues	15A	**221,100**	181,332	106,791	**151,379**	130,214	106,791	**50,068**
Costs and expenses:								
Cost of revenues	15B	**142,972**	123,570	56,191	**82,334**	77,362	56,191	**32,376**
Selling and marketing expenses	15C	**63,930**	87,482	40,178	**39,901**	61,742	40,178	**14,477**
General and administrative expenses	15D	**45,188**	53,563	22,528	**28,177**	38,023	22,528	**10,233**
Total costs and expenses		**252,090**	264,615	118,897	**150,412**	177,127	118,897	**57,086**
Profit (loss) from operations		**(30,990)**	(83,283)	(12,106)	**967**	(46,913)	(12,106)	**(7,018)**
Financing income, net	15E	**3,872**	2,142	670	**8,299**	4,042	670	**877**
Other expenses, net		**(2,233)**	(20)	(6)	**(2,439)**	(29)	(6)	**(506)**
Net income (loss) after financing expenses		**(29,351)**	(81,161)	(11,442)	**6,827**	(42,900)	(11,442)	**(6,647)**
Income tax	16	-	-	-	-	-	-	-
Net income (loss) after income tax		**(29,351)**	(81,161)	(11,442)	**6,827**	(42,900)	(11,442)	**(6,647)**
Company's share in net loss of investees		**(653)**	(2,099)	-	**(27,114)**	(34,994)	-	**(148)**
Minority interest in loss of a subsidiary		**9,717**	5,366	826	-	-	826	**2,200**
Net loss		**(20,287)**	(77,894)	(10,616)	**(20,287)**	(77,894)	(10,616)	**(4,595)**
Loss per share								
Net loss per NIS 0.01 par value of shares (in NIS)		**(1.10)**	(4.23)	(0.64)	**(1.10)**	(4.23)	(0.64)	**(0.25)**
Weighted average number of shares outstanding (in thousands)		**18,432**	18,432	16,068	**18,432**	18,432	16,068	**18,432**

The accompanying notes are an integral part of the financial statements.

10

Statements of Changes in Shareholders' Equity (Consolidated and Company)

Adjusted to NIS of December 2001

	Share capital *				
	Number of shares	Amount	Additional paid-in capital	Accumulated Deficit	Total
	NIS 0.01 par value		NIS thousands		
Balance as of January 1, 1999	10,500	-	-	(16,986)	(16,986)
Changes during 1999:					
Issue of share capital	***18,421,000	189	**205,804	-	205,993
Net loss for the year	-	-	-	(10,616)	(10,616)
Balance as of December 31, 1999	18,431,500	189	205,804	(27,602)	178,391
Changes during 2000:					
Net loss for the year	-	-	-	(77,894)	(77,894)
Balance as of December 31, 2000	18,431,500	189	205,804	(105,496)	100,497
Changes during 2001:					
Net loss for the year	-	-	-	**(20,287)**	**(20,287)**
Balance as of December 31, 2001	**18,431,500**	**189**	**205,804**	**(125,783)**	**80,210**

* Number of authorized shares - 501,000,000.
** Net of share issue expenses amounting to NIS 25,170.
*** Including retroactive effect of the stock split in July 1999.

The accompanying notes are an integral part of the financial statements.

Statements of Cash Flows - Consolidated and Company

Adjusted to NIS of December 2001

	Consolidated			Company			Convenience translation into US Dollars (Note 2D) Consolidated
	Year ended December 31 2001	Year ended December 31 2000	Year ended December 31 1999	Year ended December 31 2001	Year ended December 31 2000	Year ended December 31 1999	Year ended December 31 2001
	NIS thousands						US$ thousands
Cash flows from operating activities:							
Net loss	**(20,287)**	(77,894)	(10,616)	**(20,287)**	(77,894)	(10,616)	**(4,595)**
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:							
Depreciation and amortization	**22,070**	17,262	10,306	**14,450**	13,197	10,306	**4,999**
Increase in liability for termination of employer - employee relations, net	**642**	600	1,431	**572**	369	1,431	**145**
Minority interest in loss of a subsidiary	**(9,717)**	(5,366)	826	**-**	826	826	**(2,200)**
Company's share in net loss of investees	**653**	2,099	-	**27,114**	34,994	-	**148**
Interest on long -term loans	**(173)**	-	(125)	**(1,422)**	-	(125)	**(39)**
Gain (loss) on sale of property and equipment	**(89)**	20	6	**(110)**	28	6	**(20)**
Impairment of investments	**1,798**	-	-	**1,763**	-	-	**407**
Changes in assets and liabilities:							
Decrease/ (increase) in trade receivables	**5,354**	(15,738)	(7,334)	**1,547**	(2,125)	(7,334)	**1,212**
Decrease/ (increase) in other receivables	**6,514**	2,421	(15,802)	**3,603**	2,548	(15,802)	**1,476**
Decrease/ (increase) in inventory	**3,119**	(4,075)	-	**-**	-	-	**706**
Increase/ (decrease) in accounts payable	**(2,658)**	9,502	4,144	**2,669**	(5,727)	4,144	**(602)**
Increase/ (decrease) in other payables	**(8,772)**	2,342	14,085	**(7,133)**	3,427	14,085	**(1,986)**
Net cash (used in) provided by operating activities	**(1,546)**	(68,827)	(3,079)	**22,766**	(30,357)	(3,079)	**(349)**

The accompanying notes are an integral part of the financial statements.

12

Statements of Cash Flows - Consolidated and Company

Adjusted to NIS of December 2001

	Consolidated			Company			Convenience translation into US Dollars (Note 2D) Consolidated
	Year ended December 31 2001	Year ended December 31 2000	Year ended December 31 1999	Year ended December 31 2001	Year ended December 31 2000	Year ended December 31 1999	Year ended December 31 2001
	NIS thousands						US$ thousands
Cash flows from investing activities:							
Acquisition of property and equipment	**(15,462)**	(33,167)	(18,605)	**(8,119)**	(21,661)	(18,605)	**(3,501)**
Proceeds from sales of property and equipment	**1,176**	216	189	**436**	713	189	**266**
Grant (repayment) of long-term loans	**854**	(597)	(4,635)	**854**	(597)	(4,635)	**193**
Investment in investee companies	**(653)**	(7,874)	-	**(11,335)**	(32,893)	-	**(148)**
Investment in other assets	**(1,016)**	(3,214)	(1,166)	**(209)**	1,166	(1,166)	**(230)**
Payment in respect of activity acquisition	**(963)**	-	-	**-**	-	-	**(218)**
Proceeds from sales (acquisitions) of marketable securities	**50,543**	(50,543)	-	**50,543**	(50,543)	-	**11,445**
Acquisition of a consolidated activity (Appendix A)	**-**	(6,717)	-	**-**	-	-	**-**
Net cash provided by (used in) investment activities	**34,479**	(101,896)	(24,217)	**32,170**	(103,815)	(24,217)	**7,807**
Cash flows from financing activities:							
Changes in short-term bank loans	**14,329**	45,165	(26,189)	**(4,562)**	13,425	(26,189)	**3,245**
Receipt of long-term loans under lease agreement	**-**	3,850	3,810	**-**	1,230	3,810	**-**
Repayment of long-term loans under lease agreement	**(1,898)**	(1,437)	(653)	**(1,424)**	(1,242)	(653)	**(430)**
Credit from subsidiary's shareholders	**4,153**	6,480	-	**-**	-	-	**940**
Issue of share capital, net	**-**	51	205,993	**-**	-	205,993	**-**
Repayment of long-term loans	**(4,709)**	-	-	**-**	-	-	**(1,066)**
Net cash provided by (used in) financing activities	**11,875**	54,109	182,961	**(5,986)**	13,413	182,961	**2,689**

The accompanying notes are an integral part of the financial statements.

Statements of Cash Flows - Consolidated and Company

Adjusted to NIS of December 2001

	Consolidated			Company			Convenience translation into US Dollars (Note 2D) Consolidated
	Year ended December 31 2001	Year ended December 31 2000	Year ended December 31 1999	Year ended December 31 2001	Year ended December 31 2000	Year ended December 31 1999	Year ended December 31 2001
	NIS thousands						US$ thousands
Changes in cash and cash equivalents	**44,808**	(116,614)	155,665	**48,950**	(120,759)	155,665	**10,147**
Cash and cash equivalents at beginning of year	**39,051**	155,665	-	**34,906**	155,665	-	**8,843**
Cash and cash equivalents at end of year	**83,859**	39,051	155,665	**83,856**	34,906	155,665	**18,990**
Non-cash investing activities:							
Accounts payable in respect of fixed assets	**2,794**	1,096	2,811	**2,447**	1,020	2,811	**633**
Cash paid for interest, net	**5,613**	1,057	732	**1,607**	1,057	732	**1,271**
Appendix A -							
Acquisition of a consolidated activity							
Operating capital, net of cash	-	(3,108)	-	-	-	-	-
Property and equipment, net	-	(1,558)	-	-	-	-	-
Long term liabilities	-	4,485	-	-	-	-	-
Payables on account of acquisition	-	4,423	-	-	-	-	-
Goodwill	-	(10,959)	-	-	-	-	-
	-	(6,717)	-	-	-	-	-

The accompanying notes are an integral part of the financial statements.

Note 1 - General

Internet Gold – Golden Lines Ltd. (hereinafter "the Company"), was incorporated in Israel in 1992. From 1996, the Company has operated as a provider of Internet services, tailored to meet the needs of residential and business subscribers, including Internet access and related value-added services, as well as content through portals.

Since August 1999, Internet Gold is a public company traded on the NASDAQ National Stock Market.

Note 2 - Significant Accounting Policies

A. Basis of preparation of financial statements

These financial statements are prepared in accordance with generally accepted accounting principles in Israel. See Note 19 for a reconciliation to generally accepted accounting principles in the United States.

B. Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

C. Financial statements in adjusted New Israeli Shekels (NIS)

1. The financial statements have been prepared on the basis of historical cost adjusted for changes in the general purchasing power of the New Israeli Shekel. The adjustment, in accordance with Opinions No. 36 and 50 of the Institute of Certified Public Accountants in Israel (ICPAI), expresses the financial data in adjusted NIS of identical purchasing power.

   The adjusted value of non-monetary assets represents their historical cost adjusted for changes in the general purchasing power of the Israel currency and does not necessarily represent their market value to the Company.

   In these financial statements the term "cost" refers to the adjusted cost, unless otherwise indicated.
   Comparative data for the previous periods have been adjusted to NIS of December 2001.

Note 2 - Significant Accounting Policies (cont'd)

C. Financial statements in adjusted New Israeli Shekels (NIS) (cont'd)

2. Balance sheet:

Non-monetary items (property and equipment, prepaid expenses, deferred revenue) have been adjusted for the changes in the Israeli Consumer Price Index (hereinafter - "the Index") as known at the date of the transaction, to the Index published for the balance sheet date.

Monetary items are stated at their nominal value.

3. Statement of operations:

Income and expenses arising from non-monetary items (depreciation, changes in prepaid expenses and deferred revenue) have been adjusted based on specific indices corresponding to the appropriate balance sheet items.

Other income and expense items, except for financing expenses, have been adjusted on the basis of the change in the Index from the transaction date until the balance sheet date.

Net financial expenses are expressed in real terms and include the devaluation of monetary balances, as well as adjustment differentials which result from the aforementioned adjustment of the financial statements.

D. Convenience translation

For the convenience of the reader, the adjusted NIS figures of December 31, 2001 have been presented in U.S. Dollars thousands, translated at the representative rate of exchange as of December 31, 2001 (NIS 4.416 = U.S. Dollar 1.00). The U.S. Dollar (hereinafter - $) amounts presented in these financial statements should not be construed as representing amounts receivable or payable in U.S. Dollars or convertible into U.S. Dollars, unless otherwise indicated.

E. Principles of consolidation

The consolidated financial statements include those of the Company and all its subsidiary companies. All material intercompany transactions and balances have been eliminated.

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 2 - Significant Accounting Policies (cont'd)

F. Goodwill

Goodwill is derived from the acquisition of an investment, which represented the excess of acquisition cost over the fair value of identifiable assets less the fair value of identifiable liabilities.

Goodwill is presented in the balance sheet in "Other assets and deferred charges" and is amortized in equal amounts over ten years commencing with the acquisition date.

G. Marketable securities

Marketable securities, which consisted of notes of large concerns, designated for sale in the short term, were carried at market value.

H. Exchange rate and Consumer Price Index data

1. Assets and liabilities which are linked to foreign currency are presented on the basis of the representative rate of exchange of the currency prevailing at the balance sheet date.

   Balances which are linked to the Index are presented on the basis of the last Index published prior to the balance sheet date or on the basis of the first Index published subsequent to the balance sheet date, based on the terms of the applicable transactions.

   Income and expenses denominated in foreign currency are recorded according to the representative rate of exchange prevailing at the time the transactions were effected.

   Exchange gains and losses are included in the statement of operations.

2. Representative rates of exchange (as published by the Bank of Israel) and Consumer Price Indices (as published by the Israeli Central Bureau of Statistics) are as follows:

	Exchange rate of the $	Consumer Price Index
As of December 31, 1999	4.153	168.53 points
As of December 31, 2000	4.041	168.53 points
As of December 31, 2001	4.416	170.91 points
Changes during the:		
Year ended December 31, 1999	(0.17%)	1.34%
Year ended December 31, 2000	(2.70%)	0%
Year ended December 31, 2001	9.23%	1.41%

Note 2 - Significant Accounting Policies (cont'd)

I. Allowance for doubtful accounts

The allowance for doubtful accounts represents management's estimate of the aged receivable balance considered uncollectible, based on past experience.

J. Deferred charges

The Company defers costs incurred relating to the expansion of customer base by long-term contracts granting the customers incentives such as PCs, fax machines, etc. The Company amortizes such costs over the term of the agreement. The Company presents the long-term deferred charges net of current maturities which were presented as prepaid expenses.

K. Property and equipment

Property and equipment are stated at cost.

Depreciation is calculated using the straight-line method, over the assets estimated useful lives.

Annual depreciation rates are as follows:

	%
Network equipment and computers	25 – 33
Motor vehicles	15
Furniture and office equipment	6 – 15
Leasehold improvements	10

The cost of maintenance and repairs is charged to expenses as incurred. The cost of significant renewals and improvements is added to the carrying amount of the respective fixed asset.

L. Inventory

Inventories, which consists of merchandise, are stated at the lower of cost or fair market value.

Note 2 - Significant Accounting Policies (cont'd)

M. Revenue recognition

Most of the Company's revenues are derived from Internet access. These revenues are recognized ratably over the period that services are provided. Other revenues include website hosting, electronic commerce and advertising revenues. Revenues from website hosting are recognized as the services are performed. Electronic commerce and "After sale" activity revenues are recognized as the services are performed or when the goods are delivered, as applicable. Advertising revenues are recognized on a straight-line basis over the term of the contract.

N. Income taxes

Income taxes are provided on the basis of the liability method of accounting. Under the liability method, deferred tax assets and liabilities are recognized for the future tax consequences of differences between the carrying amounts of existing assets and liabilities and their respective tax bases, as well as tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years when these temporary differences are expected tobe recovered or settled.

The tax effect of the tax loss carryforward is recorded as a deferred tax asset. The Company commenced operations as an Internet services provider in 1996 and has recorded losses due to significant competition which resulted in a decrease in access charges and expensive penetration costs, consequently a valuation allowance has been provided for the full amount of the net tax asset.

O. Special content web-sites

Certain costs relating to self construction of special content web-sites have been capitalized according to EITF-00-02 and amortized over a period of 18 months from completion of construction. Such capitalized costs are presented as other assets.

P. Financial instruments

The financial statements include disclosure relating to the fair value of financial instruments.

With regard to current financial assets and liabilities and long-term liabilities, there is no material difference between the value recorded in the Company's books of account and their fair value.

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 2 - Significant Accounting Policies (cont'd)

Q. Loss per share

Loss per share is computed based on the weighted average number of shares outstanding during each period including share options granted, and after retroactive effect of the bonus share paid and stock split before the offering, in accordance with Opinion No. 55 of the ICPAI.

R. Impairment of long-lived assets and long-lived assets to be disposed of

The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to Be Disposed Of". This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

S. Disclosure of the effect of new accounting standards in the pre-application period

1. **Accounting Standard No. 11 on "Segment Reporting"**. The standard requires including information regarding business segments and geographical segments and also provides detailed instructions for the identification of business and geographical segments.
This accounting standard will apply to financial statements for periods beginning on or after January 1, 2002. The Company does not expect the adoption of Accounting Standard No. 11 to have a significant impact on its consolidated financial statements.

2. **Accounting Standard No. 12 on "Discontinuance of Adjustment of Financial Statements"**. Pursuant to this standard, commencing January 1, 2003, the adjustment of financial statements will be discontinued.
Up to December 31, 2002, the company will continue to prepare adjusted financial statements in accordance with Opinion No. 36 of the Institute of Certified Public Accountants in Israel. The adjusted amounts included in the financial statements as at December 31, 2002, will constitute the starting point for the nominal financial report as of January 1, 2003. The extent of the effect depends on the rate of inflation and the financing sources of the company. The Company is evaluating the impact Accounting Standard No. 12 may have on its future consolidated financial statements.

3. **Accounting Standard No. 13 on "Effect of Changes in Exchange Rate of Foreign Currency"**. The standard discusses the translation of transactions in foreign currency and the translation of financial statements of foreign operations for the purpose of including them in the financial statements of the reporting entity and replaces the instructions in Clarifications 8 and 9 to Opinion No. 36 which will be annulled upon Accounting Standard No. 12 coming into effect. This standard will apply to financial statements for periods beginning after December 31, 2002. The adoption of Accounting Standard No. 13 has no effect on the consolidated financial statements.

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 3 - Trade Receivables, Net

Trade receivables consist of:

	Consolidated		Company	
	As at December 31 2001	As at December 31 2000	As at December 31 2001	As at December 31 2000
Open accounts and accrued revenues	**24,210**	21,694	**17,736**	19,281
Checks, debit orders and credit cards receivable	**22,201**	27,437	**11,775**	9,769
	46,411	49,131	**29,511**	29,050
Allowance for doubtful accounts	**(6,051)**	(3,417)	**(5,188)**	(3,180)
	40,360	45,714	**24,323**	25,870

Changes in the allowance for doubtful accounts were as follows:

	Consolidated	Company
Balance as of December 31, 1999	2,714	2,714
Increase during 2000	703	466
Balance as of December 31, 2000	3,417	3,180
Increase during 2001	2,634	2,008
Balance as of December 31, 2001	6,051	5,188

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 4 - Other Receivables

Other receivables consist of:

	Consolidated		Company	
	As at December 31 2001	As at December 31 2000	As at December 31 2001	As at December 31 2000
Prepaid expenses	**9,281**	10,437	**9,199**	8,835
Related parties (see Note 17)	**1,423**	745	**2,494**	1,861
Current maturities of long-term loan	**847**	742	**847**	742
Other	**600**	2,605	**284**	853
	12,151	14,529	**12,824**	12,291

Note 5 - Investments in Investee Companies

A. During the year 2000 the Company established subsidiaries and invested in affiliated companies, as follows:

(1) Gold Trade Ltd. (GT)

GT is an independent company jointly owned by Internet Gold (46.34%) and a number of Israel's most prominent corporations. GT provides a variety of online shopping and transactional opportunities directly to the consumers. GT's primary e-commerce activity, the P1000 Mega-Mall, was launched on June 30, 2000. At the end of 2001, GT has shifted its e-commerce activity to a tender site. As such, this activity is based on commission of 7% of sales. The revenue is recorded on a net basis. GT purchased the activity of "Best Deal" a mail order catalog company for the sum of US$2.6 million on May 31, 2000, most of which sum was attributed to goodwill. In addition, the sellers received 6% of the shares of GT for no consideration. Most of GT's revenues are derived from the catalog activity. The consolidated financial statements include the accounts of GT. The Company recorded its share of GT's losses amounting to NIS 9.8 million (NIS 6.5 million in 2000). The Company's investment in GT is in the form of shareholders loans.

The Company consolidated GT financial statements since it has the right to appoint the majority of directors.
In February 2002, GT shareholders signed a supplemental appendix to the shareholders' agreement, according to which the Company ceased to consolidate GT in its financial statements.

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 5 - Investments in Investee Companies (cont'd)

(2) MSN Israel Ltd. (MSN)

MSN Israel was established in April 2000, and is an independent company jointly owned by Internet Gold (50.1%) and The Microsoft Corporation (49.9%). This portal, with the same look and feel as MSN Worldwide, uniquely combines leading Israeli content and e-commerce providers and integrates with Microsoft's leading network services such as Messenger, Hotmail (in Hebrew), Passport and Web Communities offering local users access to the most advanced online Internet services in the world. This venture constitutes the first step toward realizing the vision of an "everyday web" in Israel.
The consolidated financial statements include the accounts of MSN. The Company recorded its share of MSN's losses amounting to NIS 11.4 million (NIS 13 million in 2000). The Company invested NIS 50 thousands in MSN's share capital.
The Company has an obligation to finance losses of MSN Israel up to US$ 10 million, therefore, the Company is recording 100% of MSN's losses.

(3) Internet Gold International Ltd. (IGI)

Established in January 2000, as a wholly owned subsidiary of Internet Gold, with a goal of becoming a regional Internet Group. The IGI's strategy included acquiring and partnering with local Internet Service Providers, IT companies and Media Groups in emerging markets. Currently, Internet Gold International is active as an Internet Group in Greece.
Due to the inability to locate partners to invest in IGI, the Company decided to temporarily suspend its investment in IGI until it is able to find new financial partners. The Company recorded its share of IGI's losses amounting to NIS 3.7 million (NIS 4.1 million in 2000) The Company's investment in IGI is in the form of a capital note.

(4) Gold Mind Ltd. (GM)

Established in January 2000, as a wholly owned subsidiary, the company had two major activities: developing Internet content ventures, and site construction utilizing a variety of technologies, ranging from sites drawing upon the most widespread technologies to databases updated online. The site construction activity has been incorporated as a private company named EGold Applications Ltd. and was held by Internet Gold (37%) and Afek - Engineering Projects Ltd. (63%). In September 2001, the Company sold its shares of E Gold applications to Afek for no consideration after recording NIS 653 thousand as equity losses. Gold Minds activities in the development of internet content ventures are at a standstill due to the changes in the internet market. The Company recorded its share of GM's losses amounting to NIS 1.5 million (NIS 9.5 million in 2000).

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 5 - Investments in Investee Companies (cont'd)

(5) IG Vest Ltd.

A wholly-owned subsidiary of Internet Gold incorporated to focus on investing in Internet related start up companies with high growth potential.

IG Vest has purchased a 15% interest in Rumple Net, a company that developed ISP infrastructure products and is based in Florida, with a Research and Development center in Israel. IG Vest invested $ 425,000 in Rumple Net, which, due to cessation of operations in the last quarter, were written off.

	Consolidated		Company	
	As at December 31 2001	As at December 31 2000	As at December 31 2001	As at December 31 2000
B. Excess of liabilities over assets in subsidiaries				
Consists of the following:				
Cost of shares	-	-	**54**	54
Accumulated losses	-	-	**(59,304)**	(32,895)
	-	-	**(59,250)**	(32,841)
Loans	-	-	**40,224**	* 28,976
	-	-	**(19,026)**	(3,865)
C. Investments in investee companies:				
Cost of shares	**3,977**	5,775	**-**	1,763
	3,977	5,775	**-**	1,763

* Reclassified

Note 6 - Long-Term Loan

The loan is in U.S. dollars, with interest calculated at LIBOR + 2.25% p.a. (See Note 14H).

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 7 - Property and Equipment, Net

Property and equipment consist of:

A. Consolidated

	Network equipment and computers	Motor vehicles [1]	Furniture and office equipment	Leasehold improvements	Total
Cost:					
As at December 31, 2000	56,825	10,085	10,171	8,061	85,142
Additions	11,446	-	2,131	3,583	17,160
Disposals	(1,141)	(1,069)	(96)	(13)	(2,319)
As at December 31, 2001	67,130	9,016	12,206	11,631	99,983
Depreciation:					
As at December 31, 2000	30,264	2,460	2,235	3,417	38,376
Depreciation	12,207	1,482	2,082	2,349	18,120
Disposals	(580)	(622)	(22)	(8)	(1,232)
As at December 31, 2001	41,891	3,320	4,295	5,758	55,264
Property and equipment, net					
As at December 31, 2001	25,239	5,696	7,911	5,873	44,719
As at December 31, 2000	26,561	7,625	7,936	4,644	46,766

(1) Includes cost of motor vehicles under financial lease agreements totaling NIS 7,269 as of December 31, 2001 (NIS 9,850 as of December 31, 2000). Such vehicles are charged in favor of the lessor.

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 7 - Property and Equipment, Net (cont'd)

B. Company

	Network equipment and computers	Motor vehicles	Furniture and office equipment	Leasehold improvements	Total
As at December 31, 2000	46,508	7,170	9,495	7,814	70,987
Additions	**6,838**	**-**	**1,937**	**771**	**9,546**
Disposals	**(134)**	**(853)**	**(64)**	**(13)**	**(1,064)**
As at December 31, 2001	**53,212**	**6,317**	**11,368**	**8,572**	**79,469**
Depreciation:					
As at December 31, 2000	28,983	2,139	2,093	3,334	36,549
Depreciation	**9,462**	**1,034**	**1,970**	**1,949**	**14,415**
Disposals	**(134)**	**(580)**	**(16)**	**(8)**	**(738)**
As at December 31, 2001	**38,311**	**2,593**	**4,047**	**5,275**	**50,226**
Property and equipment, net					
As at December 31, 2001	**14,901**	**3,724**	**7,321**	**3,297**	**29,243**
As at December 31, 2000	17,525	5,031	7,402	4,480	34,438

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 8 - Other Assets and Deferred Charges

Consists of:

	Consolidated		Company	
	As at December 31 2001	As at December 31 2000	As at December 31 2001	As at December 31 2000
Web site construction for self use (see Note 2O)	**5,395**	4,379	**209**	-
Amortization of web sites	**(4,963)**	(2,009)	**(35)**	-
	432	2,370	**174**	-
Goodwill	**10,959**	10,959	**-**	-
Amortization of goodwill	**(1,735)**	(739)	**-**	-
	9,224	10,220	**-**	-
Deferred charges (see Note 2J)	**983**	5,014	**983**	5,014
	10,639	17,604	**1,157**	5,014

Note 9 - Short-Term Bank Loans

Short-term loans and credit from banks consist of:

		Consolidated		Company	
		As at December 31 2001	As at December 31 2000	As at December 31 2001	As at December 31 2000
Short-term loans	Prime*	**68,028**	53,699	**16,121**	20,683
Current maturities of long-term loans		**1,606**	5,370	**1,265**	1,347
		69,634	59,069	**17,386**	22,030

* The Prime rate as of December 31, 2001 was 5.3% (December 31, 2000 - 9.5%).

See Note 14F with regard to bank guarantees.

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 10 - Accounts Payable

	Consolidated		Company	
	As at December 31 2001	As at December 31 2000	As at December 31 2001	As at December 31 2000
Trade payables - open account	**24,862**	17,616	**11,481**	6,854
Trade payables abroad	**1,987**	1,031	**1,459**	1,031
Checks payable	**2,426**	9,327	**1,780**	1,553
Accrued expenses	**6,359**	8,620	**4,439**	5,625
	35,634	36,594	**19,159**	15,063

Note 11 - Other Payables

Other payables consist of:

	Consolidated		Company	
	As at December 31 2001	As at December 31 2000	As at December 31 2001	As at December 31 2000
Employees and payroll accruals	**5,538**	7,644	**4,068**	4,819
Related parties (see Note 17)	**2,174**	2,427	**2,006**	2,015
Liability for vacation and recreation pay	**2,183**	2,964	**1,602**	2,171
Deferred revenues	**5,411**	6,369	**4,904**	6,065
Other	**3,494**	5,148	**1,499**	2,159
	18,800	24,552	**14,079**	17,229

Notes to the Financial Statements

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 12 - Long-Term Loans

Long-term loans are as follows:

		Consolidated		Company	
	Interest rate	As at December 31 2001	As at December 31 2000	As at December 31 2001	As at December 31 2000
Capital lease obligations (linked to the index)	5.0 - 7.0%	**4,675**	6,589	**3,287**	4,724
Long-term loans (linked to the index)	7.25%	**-**	4,706	**-**	-
		4,675	11,295	**3,287**	4,724
Less: current maturities		**(1,606)**	(5,370)	**(1,265)**	(1,347)
		3,069	5,925	**2,022**	3,377
Loans from interested parties	Prime	**11,264**	6,480	**-**	-
		14,333	12,405	**2,022**	3,377

Amortization of assets held under capital leases is included with depreciation expense.

Aggregate maturities are as follows:

	As of December 31 2001
2002	**1,606**
2003	**1,867**
2004	**1,085**
2005	**117**
No maturity	**11,264**
	14,333

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 13 - Liability for Severance Pay, Net

The Company's liability for termination of employer-employee relations is computed according to Israeli Labor Law on the basis of the latest salary paid to each employee multiplied by the number of years of employment. The liability is partially covered by deposits in executive insurance policies at insurance companies.

The Company's net liabilities disclosed in the balance sheet represent the balance of the liability not funded as above:

	Consolidated		Company	
	As at December 31 2001	As at December 31 2000	As at December 31 2001	As at December 31 2000
Liability for severance pay	**6,987**	6,505	**6,021**	5,029
Less: amounts funded	**(3,034)**	(3,194)	**(2,708)**	(2,288)
	3,953	3,311	**3,313**	2,741

The expenses in respect to severance pay for the years ended December 31, 2001, 2000 and 1999 are NIS 924 (Company - NIS 525) NIS 1,980 (Company -NIS 1,643) and NIS 1,156 (Company and consolidated), respectively.

Note 14 - Guarantees, Commitments and Contingent Liabilities

A. License and regulations

1. The Company has received a license from the Ministry of Communications in Israel, (hereinafter "MOC") which was renewed on January 24, 2002 for a period of five years. The license grants the Company the right to provide Internet and related services, subject to several conditions mentioned in the license.

   Under the Telecommunications Law, the MOC is entitled to amend the conditions of the license based upon various considerations such as government policy and public interest. The MOC is also entitled to cancel the license if the Company fails to comply with the terms of the license.

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 14 - Guarantees, Commitments and Contingent Liabilities (cont'd)

A. License and regulations (cont'd)

2. The Company expects to face competition in the future from companies that provide connections to consumers' homes, such as telecommunications providers, digital broadcast satellite (hereinafter - "DBS") providers and cable television companies as well as wireless communications companies.

   The Company expects that the competition in the Internet industry will intensify and this, along with possible regulatory changes, may have an adverse effect on revenues and profitability.

   In addition to and notwithstanding the above, the MOC is currently holding discussions with cable television providers, as part of the license to the DBS provider which permits it to be an ISP which may result in the cable television providers being permitted to become ISP's.

B. A lawsuit has been filed against the Company by one of its suppliers concerning data communication services, claiming that the Company has breached the contracts between them by their unilateral early termination. The lawsuit seeks damages of NIS 3.5 million of which about NIS 1.4 million relates to loss of revenues and profits during the year 2000 and the rest to services rendered and revenues and profit loss according to the claim in 1999. Some amounts of the claim are not in dispute and the Company accounted for them in the course of business. The Company's management, after consulting with its legal consultants is of the opinion that the position of the Company is fairly well established and therefore an allocation of NIS 100 concerning legal expenses is sufficient.

C. In March 2000, an action was filed against the Company. Moreover, a request was submitted to recognize it as a class action. The action concerned policy charges for hours of connection to the Internet by private subscribers. After negotiations with the plaintiff for a compromise, the company paid an amount of NIS 630 and was obligated to compensate private subscribers who had been overcharged. In the view of Company management, and based on the advise of legal counsel, a provision in the amount of NIS 1,103 was made.

During the first quarter of 2001 subscribers that contacted the Company received an amount of NIS 205. Therefore, the provision is in the amount of NIS 898 as of December 31, 2001.

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 14 - Guarantees, Commitments and Contingent Liabilities (cont'd)

D. In September 2000, a lawsuit was filed against the Company in the Tel Aviv District Court (Civil Case 92079/00 WH - SC Ltd. and David Singer v. Internet Gold and Gold Mind). The plaintiff claims that Internet Gold and Gold Mind breached an agreement to construct an Internet site for the plaintiff. The plaintiff claims that they incurred damages (both direct and indirect) in the amount of NIS 932 (US$ 231) as of September 13, 2000. Based on legal advice, the Company cannot estimate the prospect of the suit.

E. In April 2001, a lawsuit was filed against the Company by an Israeli e-commerce company. The plaintiff claims that the Company failed to comply with the agreement to establish an e-commerce web site on time. The claim is in the amount of NIS 1.2 million.

Company's management, based on the opinion of legal counsel, have made a provision in the sum of NIS 300.

F. The Company has granted bank performance guarantees which amount to approximately NIS 576 (Company - NIS 531) as of December 31, 2001.

G. Subsequent to the balance sheet date, the Company entered a commitment to purchase network equipment amounting to approximately NIS 180.

H. The Company has entered into agreements for the lease of office premises for periods of up to ten years (including renewal options).

During the first quarter of 1999, the Company signed a new lease agreement for additional premises, of 100,000 sq.ft. The agreement was signed for a period of ten years (with a renewal option for an additional ten years). Future annual rental expenses under the agreement are approximately NIS 1,609 linked to the rate of exchange of the U.S. Dollar.

In connection with the new lease agreement, the Company has committed to provide the lessor with a loan of up to US$ 1,325 thousand (approximately NIS 5,851 thousand) for completion of the building construction. The loan will be repaid by means of an offset from the Company's monthly lease payments. A secondary lien on the building has been registered in the Company's name to secure the loan.

In addition, the Company's subsidiaries entered into agreements for the lease of office premises of 12,600 sq. ft. Future monthly rent for all the facilities leased by the Company and its subsidiaries is NIS 232 (US$ 52).

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 14 - Guarantees, Commitments and Contingent Liabilities (cont'd)

H. (cont'd)

The Company has also entered into lease agreements for several sites at which part of the communications equipment is located.

Future minimum lease payments are as follows (assuming renewal options will not be exercised):

	As of December 31 2001
2002	**2,780**
2003	**2,328**
2004	**1,810**
2005	**1,810**
2006	**1,810**

Rental expenses were NIS 3,569 (Company - NIS 2,142), NIS 2,590 (Company - NIS 1,777) and NIS 1,196 (Company and consolidated), for the years ended December 31, 2001, 2000 and 1999, respectively.

I. The amount of liabilities which are secured by liens is:

	Consolidated	Company
	As of December 31 2001	As of December 31 2001
Short-term loans and bank credit	**69,634**	17,386
Long-term loans	**14,333**	2,022
	83,967	19,408

A floating lien has been placed on all the assets of the Company to secure the said liabilities.

J. From time to time, claims arising from the normal course of business are brought against the Company. In the opinion of management, based on the advice of legal counsel, the ultimate disposition of these matters will not have a material adverse effect on the financial position, liquidity or results of operations of the Company.

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 14 - Guarantees, Commitments and Contingent Liabilities (cont'd)

K. The Company is party to an agreement with certain third parties for the development of infrastructure and systems to provide communications services to Israeli schools and other educational institutions. The Company acts as a subcontractor for the enterprise. All parties to the agreement are, jointly (but not severally) liable for any expenses that may be incurred in connection with a problem with the infrastructure or system, the source of which is unidentified. In management's estimate, the expenses that may be incurred in connection with such problems will not have a material adverse effect on the financial position, liquidity or results of operations of the Company. The original term of the engagement ended in May 2001 and the engagement was automatically renewed until December 2001. The Company believes that the engagement will be further renewed and is negotiating to acquire the entire project.

L. The Board of Directors has resolved to indemnify the directors and officers of the Company in respect of damages that they may incur in connection with the initial public offering of the Company's shares, to the extent that these damages are not covered by the directors' and officers' liability insurance (see also Note 17A(f) below).

M. The Company established with Microsoft an Israeli subsidiary: MSN Israel. The Company holds 50.1% of MSN Israel shares. The Company has an obligation to finance losses of MSN Israel up to US$ 10 million, therefore, the Company is recording 100% of MSN's losses. The accumulated deficit of MSN Israel as at December 31, 2001 is NIS 24,434 (US$ 5,533).

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 15 - Additional Statement of Operations Data

A. Revenues

Revenues consist of:

	Consolidated			Company		
	Year ended December 31 2001	Year ended December 31 2000	Year ended December 31 1999	Year ended December 31 2001	Year ended December 31 2000	Year ended December 31 1999
Access revenues	**133,842**	114,699	92,677	**133,842**	114,699	92,677
Other revenues	**87,258**	66,633	14,114	**17,537**	15,515	14,114
	221,100	181,332	106,791	**151,379**	130,214	106,791

B. Cost of revenues

Cost of revenues consists of:

	Consolidated			Company		
	Year ended December 31 2001	Year ended December 31 2000	Year ended December 31 1999	Year ended December 31 2001	Year ended December 31 2000	Year ended December 31 1999
Communication services	**40,087**	32,028	25,481	**40,087**	32,028	25,481
Cost of goods	**35,369**	23,746	-	**-**	-	-
	75,456	55,774	25,481	**40,087**	32,028	25,481
Salaries and related expenses	**27,430**	30,172	15,485	**21,709**	21,554	15,485
Depreciation	**14,325**	12,207	8,483	**10,398**	9,565	8,483
Other	**25,761**	25,417	6,742	**10,140**	14,215	6,742
	142,972	123,570	56,191	**82,334**	77,362	56,191

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 15 - Additional Statement of Operations Data (cont'd)

C. Selling and marketing expenses

	Consolidated			Company		
	Year ended December 31 2001	Year ended December 31 2000	Year ended December 31 1999	Year ended December 31 2001	Year ended December 31 2000	Year ended December 31 1999
Advertising and marketing expenses	**30,447**	53,241	14,522	**15,726**	32,439	14,522
Salaries and related expenses	**27,531**	27,691	19,870	**18,618**	22,097	19,870
Other	**5,952**	6,550	5,786	**5,557**	7,206	5,786
	63,930	87,482	40,178	**39,901**	61,742	40,178

D. General and administrative expenses

	Consolidated			Company		
	Year ended December 31 2001	Year ended December 31 2000	Year ended December 31 1999	Year ended December 31 2001	Year ended December 31 2000	Year ended December 31 1999
	NIS thousands					
Professional fees	**2,321**	7,220	2,407	**1,650**	6,414	2,407
Salaries and related expenses	**23,225**	24,777	9,982	**15,093**	17,314	9,982
Postal and communication expenses	**3,314**	3,566	2,352	**2,599**	2,911	2,352
Provision for doubtful debts	**3,490**	1,029	1,537	**2,537**	779	1,537
Legal reserve	**312**	1,843	-	**312**	1,843	-
Depreciation	**4,077**	3,789	1,107	**1,593**	2,893	1,107
Office maintenance and rent	**5,001**	5,321	3,293	**3,770**	3,362	3,293
Goodwill amortization	**995**	739	-	-	-	-
Other	**2,453**	5,279	1,850	**623**	2,507	1,850
	45,188	53,563	22,528	**28,177**	38,023	22,528

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 15 - Additional Statement of Operations Data (cont'd)

E. Financing income, net

Financing expenses consist of:

	Consolidated			Company		
	Year ended December 31 2001	Year ended December 31 2000	Year ended December 31 1999	Year ended December 31 2001	Year ended December 31 2000	Year ended December 31 1999
Interest expense on short-term loans from banks and others	**(5,784)**	(7,291)	(1,922)	**(805)**	(5,375)	(1,922)
Interest and other income on short term bank deposit	**9,196**	9,642	2,745	**9,037**	9,642	2,745
Interest expense (income) on long-term loans, net	**381**	(134)	(191)	**534**	-	(191)
Other, mainly derived from devaluation of trade receivables and trade payables	**79**	(75)	38	**(467)**	(225)	38
	3,872	2,142	670	**8,299**	4,042	670

Note 16 - Income Taxes

A. Results of operations of the Company for tax purposes are computed in accordance with the Income Tax Law (Inflationary Adjustments), 1985, in real terms, in order to calculate taxation on inflationary earnings after taking into account the changes in the Index.
Income is taxed at the regular corporate tax rate - 36%.

B. The Company has received final tax assessments up to and including the 1996 tax year.

C. The Company has an operating loss carryforward for tax purposes, as of December 31, 2001 of approximately NIS 120,000 (Company - NIS 50,000). The operating loss carryforward is linked to the Index and has no expiry date.

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 16 - Income Taxes (cont'd)

D. Reconciliation of income tax expense:

A reconciliation of the theoretical tax expense computed on the pre-tax loss at the statutory tax rate and the actual income tax provision is as follows:

	Consolidated			Company		
	Year ended December 31 2001	Year ended December 31 2000	Year ended December 31 1999	Year ended December 31 2001	Year ended December 31 2000	Year ended December 31 1999
Loss (income) before income taxes as per income statements	29,351	81,161	10,616	(6,827)	42,900	10,616
Theoretical tax computed at the statutory tax rate	(10,566)	(29,218)	(3,822)	2,458	(15,444)	(3,822)
Increase in tax resulting from:						
Non-deductible expenses	1,328	316	138	834	205	138
Change in valuation allowance in respect of deferred taxes	8,865	28,691	3,266	(3,083)	14,688	3,266
Other difference	373	211	418	(209)	551	418
Theoretical tax adjustments expense (income)	10,566	29,218	3,822	(2,458)	15,444	3,822
	-	-	-	-	-	-

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 16 - Income Taxes (cont'd)

E. Deferred taxes comprise:

	Consolidated		Company	
	As at December 31 2001	As at December 31 2000	As at December 31 2001	As at December 31 2000
Tax loss carryforward	**43,200**	35,426	**18,000**	21,882
Accrued employee rights	**2,209**	2,066	**1,770**	1,694
Allowance for doubtful accounts	**2,178**	1,230	**1,868**	1,145
Deferred tax asset	**47,587**	38,722	**21,638**	24,721
Valuation allowance	**(47,587)**	(38,722)	**(21,638)**	(24,721)
Net deferred tax asset	**-**	-	**-**	-

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 17 - Related Parties

A. Related party balances arise from the ordinary course of business and are as follows:

Related parties are comprised of principal shareholders (10% and over of the Company's share capital) the Company's management, immediate family members of the aforementioned and subsidiary and affiliated companies of the aforementioned.

The Company conducts transactions with related parties as detailed below. Transactions with related parties are mainly as follows:

(a) Communication services, inter alia via satellite, are conducted through a related party.
(b) Purchase of office equipment for both self use and promotion and cellular mobile phones from related parties.
(c) Reimbursement for actual expenses (certain employee compensation expenses, including in respect of the CEO and overhead) to the ultimate parent company.
(d) Rental of certain office premises from a related party.
(e) Advertising through a related party radio station.
(f) The parent company has agreed to indemnify the Company's directors and officers with respect to any liability resulting from the initial public offering of the Company's shares not covered already by the liability insurance or by the Company. (See Note 14(L) above).

	Consolidated		Company	
	As at December 31 2001	As at December 31 2000	As at December 31 2001	As at December 31 2000
Debit balance	**1,423**	745	**2,494**	1,861
Credit balance	**2,174**	2,427	**2,006**	2,015

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 17 - Related Parties (cont'd)

B. Related party transactions were reflected in the statements of operations as follows:

	Consolidated		Company	
	As at December 31 2001	As at December 31 2000	As at December 31 2001	As at December 31 2000
Revenues	**(598)**	-	**(192)**	(732)
Cost of revenues - communications expenses	**10,027**	16,767	**10,027**	16,767
Participation in compensation and other expenses	**131**	52	**275**	316
Rental expenses	**203**	165	**203**	165
Selling and marketing expenses - advertising expenses	**486**	2,520	**1,504**	3,930
Participation in compensation and other expenses	-	-	-	-
General and administrative expenses - Participation in compensation and other expenses	**1,035**	1,322	**463**	(546)
Interest (income) expenses	-	(10)	**(883)**	(448)

C. During the years ended December 31, 2001, 2000 and 1999, the Company purchased equipment from related parties amounting to NIS 1,209 (consolidated - NIS 200) NIS 1,941 (consolidated - NIS 402) and NIS 1,846, respectively.

Note 18 - Financial Instruments

Concentration of credit risk

Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of trade receivables, other receivables and long-term loans. With respect to trade receivables the Company believes that there is limited credit risk exposure due to the relatively small amount owed to the Company by each customer and the large size of the Company's customer base.

With respect to long-term loans, see Note 14(H).

Note 19 - Differences Between Israeli GAAP and U.S. GAAP

The Company's financial statements are prepared in accordance with generally accepted accounting principles in Israel (Israeli GAAP), which differ in certain respects from generally accepted accounting principles in the United States (U.S. GAAP). Differences which have a significant effect on the net assets, income or shareholders equity of the Company, are set out below.

A. (1) Effect of inflation:

The Company, in accordance with Israeli GAAP, comprehensively includes the effect of price level changes in the accompanying financial statements, as described in Note 2C. According to such Israeli accounting principles, the Company measures the effect of price level changes in the Israeli economy.

U.S. GAAP does not provide for recognition of the effects of such price level changes. Such effects have not been included in a reconciliation to U.S. GAAP.

(2) Liability for severance pay:

Under Israeli GAAP, amounts funded by purchase of insurance policies are deducted from the related severance pay liability.

Under U.S. GAAP, the cash surrender value of such insurance policies should be presented in the balance sheet as long-term investments and the full severance pay liability should be presented in the balance sheet as a long-term liability. As at December 31, 2001 and 2000, such funded amounts were NIS 3,034 (Company - NIS 2,708), and NIS 3,194 (Company - NIS 2,288) respectively, and were immaterial to the Company's balance sheet.

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 19 - Differences Between Israeli GAAP and U.S. GAAP (cont'd)

(3) Statement of cash flows:

(a) According to Israeli GAAP, the effect of change in exchange rate in cash are reflected as cash flows from operating activities in the statement of cash flows.

Under US GAAP, the effect of change in exchange rate on cash are presented separately in the statement of cash flows, as follows:

	Consolidated			Company		
	Year ended December 31 2001	Year ended December 31 2000	Year ended December 31 1999	Year ended December 31 2001	Year ended December 31 2000	Year ended December 31 1999
	NIS thousands					
Net cash (used in) provided by operating activities - Israeli GAAP	**(1,546)**	(68,827)	(3,079)	**22,766**	(30,357)	(3,079)
Effect of change in exchange rate on cash	**(7,332)**	(3,331)	(699)	**(7,332)**	(3,331)	(699)
Net cash (used in) provided by operating activities - U.S. GAAP:	**(8,878)**	(72,158)	(3,778)	**15,434**	(33,688)	(3,778)

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 19 - Differences Between Israeli GAAP and U.S. GAAP (cont'd)

(3) Statement of cash flows: (cont'd)

(b) According to Israeli GAAP, receipt of loans in respect of capital leases are reflected as cash flows from financing activities in the statement of cash flows.

Under U.S. GAAP, as prescribed by SFAS 95, the above mentioned items are reflected as non-cash financing activities.

	Consolidated			Company		
	Year ended December 31 2001	Year ended December 31 2000	Year ended December 31 1999	Year ended December 31 2001	Year ended December 31 2000	Year ended December 31 1999
	NIS thousands					
Net cash provided by (used in) investment activities - Israeli GAAP	**34,479**	(101,896)	(24,217)	**32,170**	(103,815)	(24,217)
Acquisition of assets as per capital lease agreement	-	3,850	3,810	-	1,230	3,810
Net cash provided by (used in) investment activities - U.S. GAAP	**34,479**	(98,046)	(20,407)	**32,170**	(102,585)	(20,407)

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 19 - Differences Between Israeli GAAP and U.S. GAAP (cont'd)

(3) Statement of cash flows: (cont'd)

(b) (cont'd)

	Consolidated			Company		
	Year ended December 31 2001	Year ended December 31 2000	Year ended December 31 1999	Year ended December 31 2001	Year ended December 31 2000	Year ended December 31 1999
	NIS thousands					
Net cash provided by (used in) financing activities - Israeli GAAP	**11,875**	54,109	182,961	**(5,986)**	13,413	182,961
Receipt of long-term loans under lease agreement	-	(3,850)	(3,810)	-	(1,230)	(3,810)
Net cash provided by (used in) financing activities - U.S. GAAP	**11,875**	50,259	179,151	**(5,986)**	12,183	179,151

(c) Marketable Securities

According to Israeli GAAP, acquisitions of marketable securities other than government debentures are reflected as cash flows from investment activities in the statement of cash flows.

Under U.S. GAAP, as prescribed by SFAS 95, since the original maturity of the above mentioned items is three months or less, they will be reflected as cash equivalents.

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 19 - Differences Between Israeli GAAP and U.S. GAAP (cont'd)

(c) Marketable Securities (cont'd)

	Consolidated			Company		
	Year ended December 31 2001	Year ended December 31 2000	Year ended December 31 1999	Year ended December 31 2001	Year ended December 31 2000	Year ended December 31 1999
	NIS thousands					
Net cash provided by (used in) investment activities - Israeli GAAP	**34,479**	(101,896)	(24,217)	**32,170**	(103,815)	(24,217)
Proceeds from (sales) acquisitions of marketable securities	**(50,543)**	50,543	-	**(50,543)**	50,543	-
Net cash provided by (used in) investment activities - U.S.GAAP	**(16,064)**	(51,353)	(24,217)	**(18,373)**	(52,042)	(24,217)
Changes in cash and cash equivalents - Israeli GAAP	**44,808**	(116,614)	155,665	**48,950**	(120,759)	155,665
Proceeds from (sales) acquisitions of marketable securities	**(50,543)**	50,543	-	**(50,543)**	50,543	-
Changes in cash and cash equivalents - U.S.GAAP	**(5,735)**	(66,071)	155,665	**(1,593)**	(70,216)	155,665
Cash and cash equivalents at the beginning of year - US GAAP	**89,594**	155,665	-	**85,449**	155,665	-
Cash and cash equivalents at the end of year - U.S. GAAP	**83,859**	89,594	155,665	**83,856**	85,449	155,665

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 19 - Differences Between Israeli GAAP and U.S. GAAP (cont'd)

(4) Employee Stock Option Plan

The Board of Directors has adopted a plan for the issuance of 2,000,000 options to purchase the Company's Ordinary Shares (hereinafter - "options") to the Company's directors, officers and employees (hereinafter - "the 1999 Plan"). The exercise price of the options will be determined by the Board of Directors from time-to-time.

During 1999, the Board of Directors approved the grant of 653,793 options to the Company's officers. According to the 1999 Plan, each employee shall receive equal numbers of options from each of the groups detailed below, without consideration, to be held in trust in accordance with the Israeli Income Tax Ordinance - Section 102.

Options (from all groups) which would not be exercised within the period of 63 months following the allotment date will expire. The following table summarizes the terms of the option groups:

Group	Vesting (in months)	Exercise price (in $)
A	12	10.8
B	24	9.6
C	36	8.4
D	48	7.2
E	60	6

Stock option activity during the period indicated is as follows:

	Number of shares	Weighted average exercise price
	NIS	NIS
Balance at December 31, 2000	558,293	37.1
Granted	-	-
Forfeited	(362,900)	37.1
Balance at December 31, 2001	**195,393**	**37.1**

As applicable according to Israeli GAAP, employee stock compensation expenses were not recorded.

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 19 - Differences Between Israeli GAAP and U.S. GAAP (cont'd)

(4) Employee Stock Option Plan (cont'd)

Under US GAAP, in accordance with the Accounting Principles Board (hereinafter - "APB") No. 25, recording of compensation expense is required over the vesting period. Under the provisions of APB-25, based on the initial public offering price of $12 per share, aggregate compensation expense is approximately NIS 2,013 (income of NIS 1,677 for the year ended December 31, 2001, and expense of NIS 2,388 and NIS 1,302 for the years ended December 2000 and 1999).

In October 1995, the FASB issued Statement No. 123 "Accounting for Stock Based Compensation" ("SFAS-123"), which established financial accounting and reporting standards for stock based compensation plans. The statement defines a fair value based method of accounting for employee stock options. SFAS-123 allows for measurement of the compensation expense in accordance with APB-25, as long as the financial statements include pro forma information on measurement in accordance with SFAS-123.

The fair value of these options was estimated using the Black-Scholes options pricing model with the following assumptions: risk free interest rate of 6%, dividend yield of 0%, volatility of 50%, and a weighted average expected life of 3 years.

Under the provisions of SFAS-123, based on the initial public offering price of $12 per share, aggregate compensation expense is approximately NIS 3,066 (income of NIS 2,690 for the year ended December 31, 2001 and expense of NIS 3,936 and NIS 1,820 for the years ended December 31, 2000 and 1999).

The weighted average fair value of options granted since July 2000 was NIS 20.18 per share.

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 19 - Differences Between Israeli GAAP and U.S. GAAP (cont'd)

(4) Employee Stock Option Plan (cont'd)

Had the Company determined compensation cost based on their fair value at the grant date for its stock options under SFAS 123, the Company's net income would have been reduced to the pro forma amounts indicated below:

	Consolidated and Company		
	Year ended December 31 2001	**Year ended December 31 2000**	**Year ended December 31 1999**
		NIS thousands	
Net loss for the year - Israeli GAAP	**(20,287)**	(77,894)	(10,616)
Application of compensation expenses according to APB 25 (see above) U.S. GAAP	**1,677**	(2,388)	(1,302)
Net loss for the year - US GAAP	**(18,610)**	(80,282)	(11,918)
Application of compensation expenses according to SFAS 123	**1,013**	(1,548)	(518)
Net loss pro forma - US GAAP	**(17,597)**	(81,830)	(12,436)
Earnings per share amounts US GAAP - as reported APB 25	**(1.01)**	(4.36)	(0.75)
Pro forma - SFAS 123	**(0.95)**	(4.44)	(0.79)
Weighted average number of shares outstanding	**18,432**	18,432	15,807

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 19 - Differences Between Israeli GAAP and U.S. GAAP (cont'd)

(5) Impact of recently issued accounting standards

(a) In July 2001, Statement of Financial Accounting Standards No. 141, "*Business Combinations*" ("Statement 141") was issued. Statement 141 eliminates the pooling of interests method of accounting for business combinations initiated after June 30, 2001 and requires all business combinations initiated after this date to be accounted for using the purchase method. Statement 141 also specifies criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. The Company adopted the provisions of Statement 141 as of July 1, 2001. The adoption of Statement 141 has no effect on the consolidated statements of the Company.

(b) In July 2001, Statement of Financial Accounting Standards No. 142, *"Goodwill and Other Intangible Assets"* ("Statement 142") was issued. Statement 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provision of Statement 142. Statement 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 121, *"Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Dispose of"*.

Statement 142 sets forth certain transition provisions which will require, amongst other things, that Company perform an assessment of whether there is an indication that goodwill (and equity-method goodwill) is impaired as of the date of adoption. To accomplish this, the Company must identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. The Company will then have up to six months from the date of adoption to determine the fair value of each reporting unit and compare it to the reporting unit's carrying amount. To the extent a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and the Company must perform the second step of the transitional impairment test. In the second step, the Company must compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with Statement 141, to its carrying amount, both of which would be measured as of the date of adoption. This second step is required to be completed as soon as possible, but no later than the end of the year of adoption. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in the Company's statement of operations. The Company is required to implement Statement 142 on January 1, 2002. The Company is evaluating the impact, if any, Statement 142 may have on its future consolidated financial statements.

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 19 - Differences Between Israeli GAAP and U.S. GAAP (cont'd)

(5) Impact of recently issued accounting standards (cont'd)

(c) Statement of Financial Accounting Standards Board No. 143 *"Accounting for Asset Retirement Obligations"* ("Statement 143") was issued in June 2001. Statement 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company is required to adopt the provisions of Statement 143 on January 1, 2003. The Company does not expect the adoption of Statement 143 to have a significant impact on its consolidated financial statements.

(d) Statement of Financial Accounting Standards Board ("FASB") No.144 *"Accounting for the Impairment or Disposal of Long-Lived Assets"* ("Statement 144") was issued in August 2001. Statement 144 supersedes FASB Statement No. 121, *"Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of"*, and the accounting and reporting provisions of APB Opinion No. 30, *"Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,"* for the disposal of a segment of a business. Statement 144 addresses the financial accounting and reporting for (i) long-lived assets to be held and used, (ii) long-lived assets to be disposed of other than be sale and (iii) long-lived assets to be disposed of by sale. The Company is required to adopt the provisions of Statement 144 on January 1, 2002. The Company is evaluating the impact Statement 144 may have on its future consolidated financial statements.

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 19 - Differences Between Israeli GAAP and U.S. GAAP (cont'd)

(6) Segment reporting

The Company has identified six reportable operating segments, i.e. the provision of Internet services, web-site construction and content provision, international investments, e-commerce, mail order by catalog and portal operating, and operates in one geographic area, i.e. Israel.

	Year ended December 31, 2001							
	ISP	Web site construction & content	International Investments	E-commerce	Mail order	Portal Operating	Adjustments	Consolidated
External revenues for the segment	(151,379)	(1,080)	-	(5,198)	(56,174)	(7,269)	-	(221,100)
Internal revenues for the segment	-	-	-	(686)	-	(1,870)	2,556	-
Total revenues for the segment	(151,379)	(1,080)	-	(5,884)	(56,174)	(9,139)	2,556	(221,100)
Financial income	(13,143)	(400)	(102)	(529)	-	(306)	-	(14,840)
Financial expenses	4,844	492	226	3,769	-	1,277	-	10,608
Depreciation and amortization	14,450	1,149	150	1,206	2,201	2,934	(20)	22,070
Company's share in net loss of Investees	27,114						(26,461)	653
Operating (profit) loss for the segment	(967)	1,654	3,513	7,428	8,808	10,449	105	30,990
Total assets for the segment	155,734	909	4,392	18,849	29,429	5,574	13,216	223,103
Total liabilities for the segment	(75,524)	(11,870)	(12,222)	(40,583)	(34,570)	(29,907)	61,783	(142,893)
Total investments in affiliated companies for the segment	-	-	3,977	-	-	-	-	3,977
Acquisition of assets for the segment	8,119	34	47	3,066	3,370	1,757	-	16,393

52

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 19 - Differences Between Israeli GAAP and U.S. GAAP (cont'd)

(6) Segment reporting (cont'd)

	Year ended December 31, 2000							
	ISP	Web site construction & content	International Investments	E-commerce	Mail order	Portal Operating	Adjustments	Consolidated
External revenues for the segment	(129,525)	(3,484)	(798)	(8,472)	(36,664)	(2,388)	-	(181,332)
Internal revenues for the segment	(689)	(332)	-	(2,657)	-	-	3,677	-
Total revenues for the segment	(130,214)	(3,816)	(798)	(11,129)	(36,664)	(2,388)	3,677	(181,332)
Financial income	(9,641)	(225)	-	(95)	(62)	-	-	(10,024)
Financial expenses	5,599	311	111	1,120	572	169	-	7,882
Depreciation and amortization	13,197	1,783	88	519	947	977	(248)	(17,262)
Company's share in net loss of Investees	34,994						(32,895)	2,099
Operating loss (profit) for the segment	46,913	9,384	4,094	12,780	(1,906)	12,844	(826)	(82,283)
Total assets for the segment	169,324	7,632	4,782	18,241	31,293	5,215	4,463	240,950
Total liabilities for the segment	(68,827)	(17,088)	(8,986)	(42,703)	(19,234)	(18,128)	34,513	(140,453)
Total investments in affiliated companies for the segment	1,763	-	4,012	-	-	-	-	5,775
Acquisition of assets for the segment	21,661	6,142	748	7,436	13,026	4,314	-	53,327

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 20 - Condensed Financial Statements of the Company in Nominal (Historical) NIS (cont'd)

A. Balance sheets

	As at December 31 2001	As at December 31 2000
Current assets		
Cash and cash equivalents	**83,856**	34,420
Marketable securities	**-**	49,840
Trade receivables, net	**24,323**	25,510
Other receivables	**12,824**	* 12,070
Total current assets	**121,003**	121,840
Investments		
Investments in investee companies	**-**	1,735
Long-term loans	**4,331**	4,437
	4,331	6,172
Property and equipment, net	**28,524**	33,255
Other assets and deferred charges	**1,157**	4,944
Total assets	**155,015**	166,211

* Reclassified

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 20 - Condensed Financial Statements of the Company in Nominal (Historical) NIS (cont'd)

	As at December 31 2001	As at December 31 2000
Liabilities		
Current liabilities		
Short-term bank loans	**17,386**	21,723
Accounts payable	**19,159**	14,855
Other payables	**14,079**	16,939
Total current liabilities	**50,624**	53,517
Long-term liabilities		
Excess of liabilities over assets in subsidiaries	**19,215**	* 3,902
Long-term loans	**2,022**	3,331
Deferred revenues	**539**	4,459
Liability for severance pay, net	**3,313**	2,703
Total long-term liabilities	**25,089**	14,395
Shareholders' equity (deficit)		
Ordinary shares	**184**	184
Additional paid-in capital	**200,983**	200,983
Accumulated deficit	**(121,865)**	(102,868)
Total shareholders' equity	**79,302**	98,299
	155,015	166,211

* Reclassified

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 20 - Condensed Financial Statements of the Company in Nominal (Historical) NIS (cont'd)

B. Statement of operations

	Year ended December 31 2001	Year ended December 31 2000
Revenues	**150,703**	128.104
Costs and expenses:		
Cost of revenues	**81,670**	75,842
Selling and marketing expenses	**39,572**	61,946
General and administrative expenses	**27,995**	35,985
Total costs and expenses	**149,237**	173,773
Profit (loss) from operations	**1,466**	(45.669)
Financing income, net	**9,515**	3,951
Other expenses	**(2,363)**	(13)
Net profit (loss) after financing expenses	**8,618**	(41,731)
Company's share in net loss of investees	**(27,615)**	(34,579)
Net loss	**(18,997)**	(76,310)

(All amounts in thousands of adjusted NIS, except where otherwise stated)

Note 20 - Condensed Financial Statements of the Company in Nominal (Historical) NIS (cont'd)

C. Statement of changes in shareholders Equity

	Share capital				
	Number of shares	Amount	Additional paid-in capital	Accumulated Deficit	Total
	NIS 0.01 par value		NIS thousands		
Balance as of December 31, 1999	18,431,500	184	200,983	(26,558)	174,609
Changes during 2000:					
Net loss for the year	-	-	-	(76,310)	(76,310)
Balance as of December 31, 2000	18,431,500	184	200,983	(102,868)	98,299
Changes during 2001:					
Net loss for the year	-	-	-	(18,997)	(18,997)
Balance as of December 31, 2001	**18,431,500**	**184**	**200,983**	**(121,865)**	**79,302**

58

Internet Gold – Golden Lines Ltd.

February 12, 2002

KPMG Somekh Chaikin
Certified Public Accountants
17 Ha'arba'a Street
P.O. Box 609
Tel Aviv 61006

Dear Sirs,

Subject: The financial statements of Internet Gold – Golden Lines Ltd. as at December 31, 2001 and for the year then ended

In connection with your audit of the financial statements of our Company and the consolidated financial statements of our Company and its subsidiaries as at December 31, 2001 and 2000 and for each of the three years the last of which ended on December 31, 2001, which you carried out for the purpose of expressing an opinion as to whether such financial statements present fairly, in all material respects, the financial position of the Company and the consolidated financial position of the Company and its subsidiaries as at December 31, 2001 and 2000 and the results of their operations, the changes in the shareholders' equity and their cash flows for each of the three years, the last of which ended December 31, 2001, in conformity with generally accepted accounting principles (GAAP) in Israel (see Note 19 to the financial statements for differences between Israeli GAAP and U.S. GAAP), we hereby confirm to the best of our knowledge and belief as follows:

1. The financial statement referred to above are fairly presented in conformity with generally accepted accounting principles (GAAP) in Israel. As applicable to these financial statements, Israeli GAAP differs in certain respects from generally accepted accounting principles in the Untied States (U.S. GAAP), as described in Note 19 to the financial statements.

2. **The following were placed at your disposal:**

a. All of the accounting records of the Company and related documentation.

b. Minutes of all General Shareholders Meetings and meetings of the Board of Directors and its committees, which have been held to date.

All matters appearing in such minutes, which should receive expression in the financial statements, have been adequately reflected in the financial statements.

c. All reports of the Internal Auditor. In our opinion, nothing appears in these reports which should be reflected in the financial statements and which are not so reflected.

3. We acknowledge that the financial statements are issued by the Company's Management and that the primary responsibility for the correct and proper presentation of the financial statements is ours.

4. The financial statements, including notes and annexes, present fairly and in accordance with generally accepted accounting principles, the financial position of the Company, the results of its operations, the changes in its shareholders' equity and its cash flows, as at the said date and for the said periods.

5. Nothing has occurred during the current period or subsequent thereto, which points to the possibility of difficulties in the ability of the Company to continue to operate as a going concern (including adverse changes in credit terms or in terms of delivery of merchandise; shortage of materials; problems with labor relations or loss of key employees; inability to raise equity capital or credit; adverse legislation, etc.).

6. All transactions and accounting entries relating to income, expenses, assets and liabilities (including contingent liabilities) of the Company, as well as off-balance sheet items, have been properly recorded in the books.

7. The financial assessments implemented in the financial statements are presented fairly.

8. We have carefully evaluated the accounting policies that are critical to an understanding of the financial statements. We are satisfied with the appropriateness of the most critical accounting policies, their application and related disclosure.

9. a. All of the Company's assets and liabilities, including contingent liabilities, both oral and written, of which the Company is aware, (such as guarantees, pending legal claims, buy-back undertakings, contested tax assessments, commitments to purchase assets or goods at a price in excess of their market value, discounted bills and cheques) are properly stated in the financial statements in accordance with generally accepted accounting principles (GAAP) in Israel and do not include assets that do not belong to the Company nor liabilities that are not obligations of the Company.

b. There are no equity rights in the Company in addition to those reflected in the financial statements.

c. We have no plans which would materially affect the value or balance sheet classification of assets and liabilities, which have not been reflected in the financial statements.

d. We have no debt covenants related to loans and bank credit.

10. a. The fixed assets do not include assets which have been sold, destroyed, or scrapped, nor assets which are unusable (or which the Company has no intention of using).

b. Depreciation has been calculated based on the estimated useful lives of the assets, on a consistent basis according to the same principles by which it was calculated in the prior year. Any changes in depreciation rates have been adequately disclosed.

11. a. The Company has proper and documented title to all owned assets. The Company holds no assets in trust for others.

b. Full disclosure has been made in the financial statements of all assets of the Company that have been pledged as security for its obligations. All restrictions, if any, in use of cash at bank or of any other assets, have been brought to your attention and they have been reflected or disclosed in the financial statements.

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12. a. The Company has no commitments to acquire or to sell goods or other assets at prices that would result in a loss to the Company, other than those which have been disclosed in the financial statements.

b. The Company has no commitments to construct or to acquire property or new equipment of any significant amount and there are no undertakings to sell such assets except for those detailed in the financial statements or those which have been brought to your attention in writing.

c. The Company has no commitments to invest in other companies (including uncalled and unpaid shares), except for those stated in the financial statements.

13. All provisions for reduction in the value of assets and liabilities which appear in the financial statements are adequate.

14. a. A count of inventory was made by competent employees under management supervision at year-end or proximate thereto. The Company's records were reconciled to the results of the count, after tracing down differences discovered and after adjusting for the cutoff of material received and issued on the date of the count and for the material received and issued between the date of the count and balance sheet date.

b. The value of the inventory was determined and checked by competent employees according to written guidelines, under Management supervision.

(1) Defective, spoiled, slow moving and dormant items are stated at their realizable value.

(2) Since balance sheet date, there has not been a decline in the market value of finished goods, general material and raw material to a value below that by which they are stated in the financial statements.

(3) The inventory figure includes all inventories which have been sent out on consignment or which is in bonded warehouse, and does not include inventory received on consignment.

(4) The inventory does not include unshipped items for which an invoice has been issued, nor does it include items returned which have not yet been credited to the customer.

15. The fair value of investments as at balance sheet date and as at the date of this letter is not less than the value as stated in the balance sheet.

16. The customer accounts receivable that appear in the financial statements are from bona fide sales made by the Company and do not include debts for goods on consignment or for goods for which buy-back options exist.

Adequate allowance has been made for doubtful debts as well as for discounts and other adjustments.

In the opinion of Management, customer balances, accrued income and other receivables in respect of which no allowances for doubtful debts have been set up, are fully collectible and correctly reflect the amounts, which will be collected in the future.

17. The Company is covered by insurance (including trust insurance), which in our opinion is appropriate and adequate, considering the scope of operations and the nature of its assets and liabilities, both direct and indirect.

18. The Company's liabilities for employee severance benefits including pensions, severance pay, and enhanced severance pay are fully covered by the redemption value of executive insurance policies, by deposits in provident, pension and severance pay funds and the unfunded provision appearing the balance sheet (if any), as described in the notes to the financial statements.

The provisions of the Company in respect of accumulated employee vacation pay, sick leave and vacation expense allowance fully cover its obligations in respect thereto.

19. Stock-related awards to employees have been accounted for in accordance with provisions of APB Opinion No. 25, Accounting for Stock Issues to Employees. The disclosures required for such awards by SFAS No. 123, Accounting for Stock-based Compensation, have been made were appropriate.

20. **Income -**

All income in respect of the current year has been included in the financial statements on the accrual basis.

Such income belongs solely to the Company.

All sales transactions entered into by the Company are final and there are no side agreements with customers or resellers, or other terms in effect, except other conditions by the usual and customary warranties.

Expenses -

All expenses in respect of the current year have been included in the financial statements on the accrual basis.
These expenses were incurred solely for the purposes of the Company.

21. a. The financial statements contain adequate disclosure of the below mentioned matters, regarding financial instruments which create off-balance sheet exposure, *and regarding* financial instruments with concentrations of credit risks:

(1) The volume, nature and terms of financial instruments that create off-balance sheet exposure.

(2) The amount of the credit risk relating to financial instruments that create off-balance sheet exposure, and information on security received in relation thereto.

(3) The overall amount of significant credit risks resulting from the financial instruments, and information on security received in relation thereto.

b. The Company is responsible for determining the fair value of the financial instruments, as required by generally accepted accounting principles. The amounts representing such fair value in the financial statements reflect the Company's best estimate of the fair value of the financial statements.

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22. The reporting segments of our Company have been properly identified, and adequate disclosure has been made in relation to such segments, in accordance with generally accepted accounting principles.

23. In the current period and until the date of this letter, no related or interested party had an interest, directly or indirectly, in any transaction or service (including a transaction or service carried over from the previous year) other than those disclosed in the financial statements. Furthermore no related or interested party owed any money to the Company during the current period, nor did the Company guarantee any liability or any payment of a related or interested party to any third party, other than transactions, balances or guarantees which are reflected in the financial statements.

    An interested party is defined as a person who holds five percent or more of the issued share capital of a company or of the voting rights therein, or of the right to appoint its directors; or a person who had the authority to appoint the Company's CEO; or a person who serves as a director or as the CEO of a company; and any company or association in which such a person holds twenty five percent or more of its issued share capital or of its voting rights or of the right to appoint its directors, all the above either directly or indirectly.

    A list is attached to this representation letter, of all interested parties of our Company (including those with whom no transactions were made during the current year) as well as a list of transactions made with them during the year.

24. We know of no instance where any officer or employee of the Company has an interest in a company with which the Company conducts business, or any instance where an officer or employee had a conflict of interests in respect of transactions effected by the Company. Such a situation is contrary to our policy.

25. The Company is not a party to any legal proceedings neither as plaintiff or defendant, nor are any negotiations underway which may result in legal claims, other than those legal proceedings and claims, details of which were submitted to you by the Company's legal counsel. In our opinion, and in reliance on the opinion of our legal counsel and considering the existing insurance coverage including indemnifications receivable from third parties, the disclosures in the financial statements, in regard to this matter, are adequate and the provisions, which have been recorded, are proper and sufficient and the Company has no additional exposure.

26. We know of no violations or possible violations of laws or regulations which can be attributed to our Company, and which may have a material effect on the financial statements.

27. The Company's business is not dependent to any significant extent on the business of another party, other than that which is disclosed in the note to the financial statements on major customers and suppliers.

28. The Company's activities and transactions during the year were conducted in accordance with the decisions of the Company or of its authorized personnel.

29. All extraordinary events that occurred during the year which have not received expression in the financial statements have been reported to you in writing.

30. We know of no irregularities or defects in the system of internal control that could have had an effect on the financial statements other than those which have been reported to you in writing. Furthermore, we know of no irregularities or acts of breach of trust committed by any manager or employee, who fills an important function within the internal control system, or any other employee, which may have a material effect on the financial statements.

31. Since balance sheet date, and until the date of this letter, nothing has occurred or has been discovered and no transactions have been effected which have a material effect on the financial statements and which make necessary either disclosure or alteration of the financial statements or which render the financial statements misleading.
We are aware that your examination was made in accordance with generally accepted auditing standards in the United States of America. Such standards require that you plan and perform the audit to obtain reasonable assurance that the financial statements are free of material, whether due to error, intentional misstatement or fraud. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and by Management, as well as evaluating the overall financial statement presentation.
We understand that your examination was not specifically geared to discover irregularities, and thus would most probably not reveal irregularities, if any exist. We also understand that your audit was not specifically geared to discover violations of laws or regulations concerning the activities of our Company.

Eli Holtzman
Chief Executive Officer and Director

Doron Turgeman
Chief Financial Officer

ITEM 2

INTERNET GOLD – GOLDEN LINES LTD.

June 13, 2002

NOTICE OF 2002 ANNUAL MEETING OF SHAREHOLDERS

Internet Gold-Golden Lines Ltd. Shareholders:

We cordially invite you to the Annual General Meeting of Shareholders. It will be held at 2 p.m. on Tuesday, July 16, 2002 at the offices of Eurocom Communications Ltd. at 2 Dov Friedman Street, Ramat Gan 52141, Israel.

The purpose of the meeting is to consider and vote upon the following matters:

(1) The election of two Class C directors for terms expiring in 2005 and two outside directors for an additional term of 3 years;

(2) Approval of the inclusion of our chief executive officer, who is also a director, as a participant in the incentive plan of the company;

(3) Ratification of the appointment of Somekh Chaikin, independent certified public accountants in Israel, a member firm of KPMG International, as our independent auditors for the year ending December 31, 2002 and authorization for the Board of Directors to fix their remuneration; and

(4) Consideration and receipt of the Consolidated Financial Statements for the year ended December 31, 2001.

The Board of Directors recommends that you vote in favor of all of the proposals, which are described in the attached Proxy Statement.

You can vote by proxy either by mail or in person. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least 24 hours prior to the meeting to be validly included in the tally of ordinary shares voted at the meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

By Order of the Board of Directors,

Shaul Elovitch,
Chairman of the Board of Directors

Petach-Tikva, Israel

PROXY STATEMENT

This statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Internet Gold – Golden Lines Ltd. to be voted at the Annual General Meeting of Shareholders, or the Meeting, to be held on Tuesday, July 16, 2002 at 2 p.m. and any adjournment thereof. Shareholders will be asked to vote upon: (i) the election of two Class C directors and two outside directors; (ii) the approval of the inclusion of our chief executive officer, who is also a director, as a participant in the incentive plan of the company, (iii) the appointment of Somekh Chaikin, independent certified public accountants in Israel, a member firm of KPMG International, as our independent auditors for the year ending December 31, 2002 and authorization for the Board of Directors to fix their remuneration; and (iv) the consideration and receipt of the Consolidated Financial Statements for the year ended December 31, 2001.

Our audited financial statements for the fiscal year ended December 31, 2001 and the proxy card enclosed with this Proxy Statement are being mailed to shareholders on or about June 13, 2002. In addition, the information contained in our Annual Report on Form 20-F for the year ended December 31, 2001 will be posted on our web site www.zahav.net.il on or about July 1, 2002.

Shares eligible to be voted and for which a proxy card is properly signed and returned at least 24 hours prior to the beginning of the Meeting will be voted as directed. If directions are not given or directions are not in accordance with the options listed on a signed and returned proxy card, such shares will be voted FOR the nominees for director and each proposition for which the Board of Directors recommends a vote FOR. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes. You may revoke your proxy at any time prior to the exercise of authority granted in the proxy by giving a written notice of revocation to our Corporate Secretary, by submitting a subsequently dated, validly executed proxy, or by voting in person at the Meeting.

As of May 29, 2002, the record date for the determination of shareholders entitled to vote at the Meeting, there were outstanding 18,431,500 ordinary shares. Each ordinary share entitles the holder to one vote. The ordinary shares have a par value of NIS 0.01 per share. The presence of two shareholders, holding at least one third of our voting rights, represented in person or by proxy at the Meeting, will constitute a quorum. If, within half an hour from the time appointed for the holding of a general meeting, a quorum is not present, the meeting shall stand adjourned to the same day in the next week at the same time and place, and if, at such adjourned meeting, a quorum is not present within half an hour from the time appointed for holding the meeting any two shareholders present in person or by proxy shall constitute a quorum. This proxy shall constitute notice of such adjourned meeting and no additional notice shall be provided by us to the shareholders.

An affirmative vote of the holders of a majority of the ordinary shares represented at the Annual General Meeting, in person or by proxy and voting thereon, is required to elect the nominees for Class C director and to approve each of the other proposals to be presented at the Meeting. The approval of the election of outside directors requires either (i) the affirmative vote of the holders of a majority of the ordinary shares represented at the Annual General Meeting in person or by proxy and voting thereon, provided that at least one third of the non-controlling shareholders represented and voting at the Annual General Meeting are included in the majority; or (ii) that the total shareholdings of the non-controlling shareholders who vote against their election do not represent more than 1% of the voting rights in our company.

A broker who is the record owner of ordinary shares beneficially owned by a customer will have discretionary authority to vote such ordinary shares in the election of directors and all other proposals herein if the broker has not received voting instructions from the beneficial owner by the tenth day before the Meeting, provided that this Proxy Statement was transmitted to the beneficial owner at least 15 days before the Meeting. Abstentions and broker "non-votes" are not counted in determining outcomes of matters being acted upon. Abstentions are counted only for determining a meeting quorum. A broker "non-vote" occurs when a nominee holding ordinary shares of our company for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner.

We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited personally or by telephone by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of stock.

You may vote by submitting your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in enclosed self-addressed envelope to our transfer agent or to our registered office in Israel at least 24 hours prior to the Meeting.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of May 29, 2002 regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 5% of our outstanding ordinary shares, (ii) each director and (iii) all directors and executive officers as a group:

	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares (2)
Eurocom Holdings Ltd. (3)	13,135,454	71.3%
Eli Holtzman (4)	754,792	3.8%
Shaul Elovitch (5)	132,628	*
Yossef Elovitch (5)	—	—
Itzhack Ish-Hurvitz	—	—
Amir Kess	—	—
Tommy Stramer	1,000	*
Anat Winner	—	—
All directors and executive officers as a group (12 persons) (6)	933,530	4.7%

* Less than 1%

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of May 29, 2002 are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws

where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2) The percentages shown are based on ordinary shares issued and outstanding as of May 29, 2002.

(3) Such ordinary shares are held directly by Euronet Communications Ltd., an Israeli company that is 100% owned by Eurocom Communications Ltd. Eurocom Communications is a 51% owned Israeli subsidiary of Eurocom Holdings Ltd., an Israeli holding company. Messrs. Shaul Elovitch, chairman of our board of directors, and his brother, Yossef Elovitch, a director of our company, own 100% of Eurocom Holdings. Due to their ownership of Eurocom Holdings and their positions as directors of Eurocom Holdings and Eurocom Communications, they may be deemed to beneficially own the ordinary shares directly held by Euronet Communications. Messrs. Shaul Elovitch and Yossef Elovitch disclaim beneficial ownership of such ordinary shares. Accordingly, Eurocom Holdings may be deemed to be the beneficial owner of the 13,135,454 ordinary shares held directly by Euronet Communications. The address of Eurocom Holdings is 2 Dov Friedman Street, Ramat Gan, Israel.

Eurocom Holdings Ltd., our parent company, does not have different voting rights attached to its ordinary shares. In the three years ended December 31, 2001, there has been no change in the number of shares beneficially held by Eurocom Holdings.

(4) Includes 68,531 ordinary shares issuable upon the exercise of currently exercisable options and options exercisable within 60 days granted under our stock option plan, at an average exercise price of $8.40 per share. Such options expire in October 2004.

(5) Messrs. Shaul Elovitch, chairman of our board of directors, and his brother, Yossef Elovitch, a director of our company, own 100% of Eurocom Holdings Ltd., an Israeli holding company that holds a controlling interest (51%) in Eurocom Communications Ltd. Eurocom Communications, an Israeli company, owns a 100% interest in Euronet Communication Ltd., an Israeli company that directly owns 13,135,454 of our ordinary shares. Due to their ownership of Eurocom Holdings and their positions as directors of Eurocom Holdings and Eurocom Communications, they may be deemed to beneficially own the ordinary shares directly held by Euronet Communications. Messrs. Shaul Elovitch and Yossef Elovitch disclaim beneficial ownership of such ordinary shares.

(6) Includes 108,641 ordinary shares issuable upon the exercise of currently exercisable options and options exercisable within 60 days granted under our stock option plan, at an average exercise price of $8.40 per share. Such options expire in October 2004.

ELECTION OF DIRECTORS

(Item 1 on the Proxy Card)

Pursuant to our articles of association, our board of directors consists of no less than six and no more than nine members, and is divided into three classes, Class A, Class B and Class C. Generally, at each annual meeting of shareholders one class of directors is elected for a term of three years. In addition to these three classes of directors, we have two "outside directors" as defined by the Israeli Companies Law who hold office for a term of three years. All the members of our board of directors (except the outside directors as detailed below) may be reelected upon completion of their term of office.

The Board of Directors proposes the election of Mr. Amir Kess and Ms. Anat Winner to serve as Class C directors to hold office for three years until the Annual General Meeting of Shareholders to be held in 2005, and until their successors are elected and qualified. Each nominee is currently serving as a member of the Board of Directors.

In addition, the Board of Directors proposes the election of Messrs. Itzhack Ish-Hurvitz and Tommy Stramer to serve as outside directors and to hold office for additional terms of three years until July 2005 and January 2006, respectively. Each nominee is currently serving as an outside director on our Board of Directors.

Should any of the nominees be unavailable for election, the proxies will be voted for a substitute nominee designated by the Board of Directors. None of the nominees are expected to be unavailable.

Under the Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Annual General Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the election as directors of Mr. Amir Kess and Ms. Anat Winner.

The approval of Messrs. Itzhack Ish-Hurvitz and Tommy Stramer as outside directors will require either (i) the affirmative vote of the holders of a majority of the ordinary shares represented at the Annual General Meeting in person or by proxy and voting thereon, provided that at least one third of the non-controlling shareholders represented and voting at the Annual General Meeting are included in the majority; or (ii) that the total shareholdings of the non-controlling shareholders who vote against their election do not represent more than 1% of the voting rights in our company.

Set forth below is information about each nominee, including age, position(s) held with our company, principal occupation, business history and other directorships held.

Nominees for Election as Class C Director for Terms Expiring in 2005

Amir Kess, 40, has served as vice chairman of our board of directors since 1998. Mr. Kess has served as executive vice president of Arison Investments Ltd., an Israeli investment company, since 1996. Mr. Kess currently serves as a director of a number of companies in which Arison Investments or its affiliates are a shareholder, including Housing and Construction Holdings Ltd., a housing and construction holding company, Partner Communications Ltd., a cellular communications provider and DBS Satellite Services Ltd., a DBS television licensee. From 1990 to 1995, Mr. Kess was an associate at the Israeli law firm of S. Horowitz & Co. Mr. Kess holds an LL.B. degree from Tel Aviv University.

Anat Winner, 43, has served as our director since August 2001. Ms. Winner has since 1999 served as chief financial officer of D.B.S Satellite Services (1998) Ltd. (YES), an Israeli company that is engaged in setting up and operating DBS television systems. Previously, and since 1995, Ms. Winner served as chief financial officer of Eurocom Cellular Communications Ltd., an Israeli company that is engaged in the importing and marketing of cellular phones as well as supplying cellular service. Since 1996, Ms. Winner has also served as corporate secretary of Eurocom Cellular Communications Ltd. Ms. Winner holds a B.A. degree in Accounting and Economics from Haifa University and has been a certified public accountant for 14 years.

Nominees for Election as Outside Director for Additional Terms of Three Years

Itzhack Ish-Hurvitz, 70, has served as an outside director since July 1999. Mr. Ish-Hurvitz has been a senior research fellow at I.C.T.A.F. Interdisciplinary Center for Technological Analysis and Forecasting at Tel Aviv University since 1990. Mr. Ish-Hurvitz has also been executive director of the Israel Consortium for Research and Development of Generic Technology of Satellite Communications since 1992. From 1991 to 1992, Mr. Ish-Hurvitz was a special adviser to the Israeli Minister of Telecommunications for telecommunications policy. From 1988 to 1990, Mr. Ish-Hurvitz was the director general of the Israeli Ministry of Telecommunications.

Tommy Stramer, 54, has served as an outside director since January 2000. Mr. Stramer has served as vice president shipping of Zim — The Israeli Navigation Company since May 1997. From January 1996 until May 1997, he served as president of Astral Maritime. From 1988 until January 1996, Mr. Stramer served as general manager of the European and Mediterranean lines of Zim.

The Board of Directors recommends a vote FOR the election of each nominee for director named above.

Directors Continuing in Office

Shaul Elovitch, 54, has served as chairman of our board of directors since our inception in 1992. Mr. Elovitch acquired Eurocom Communications and its affiliated companies, one of Israel's largest private communications groups. Mr. Elovitch has served as chairman of the board of directors and chief executive officer of Eurocom Holdings and Eurocom Communications, our parent company, since 1985. Mr. Elovitch is the brother of Mr. Yossef Elovitch. Mr. Elovitch is a Class A director whose term will expire in 2003.

Yossef Elovitch, 50, has served as a director since 1993. Mr. Elovitch has been an officer and director of Eurocom Communications since 1985. He serves as an officer and/or director of various other companies in the Eurocom group. Mr. Elovitch is the brother of Mr. Shaul Elovitch. Mr. Elovitch is a Class B director whose term will expire in 2004.

Eli Holtzman, 52, co-founded our company and has been our chief executive officer and a director since 1992. From 1988 to 1992, Mr. Holtzman provided independent marketing consulting services to numerous enterprises. From 1986 to 1988, Mr. Holtzman served as chief executive officer of the Israeli franchisee of the American fast food chain, Wendy's. From 1984 to 1986, Mr. Holtzman was the general manager of Arieli Advertising Ltd., a leading Israeli advertising company. From 1977 to 1984, Mr. Holtzman was the general manager of Super-Pharm, Israel's largest pharmacy chain. Mr. Holtzman holds a B.Sc. degree in Chemistry and Pharmaceutical from Illinois University. Mr. Holtzman is a Class B director whose term will expire in 2004.

BOARD OF DIRECTORS AND COMMITTEES

Independent and Outside Directors

The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two outside directors. No person may serve as an outside director if the person's position or other activities create, or may create, a conflict of interest with the person's responsibilities as an outside director or may otherwise interfere with the person's ability to serve as an outside director. If, at the time outside directors are to be appointed, all current members of the board of directors are of the same gender, then at least one outside director must be of the other gender.

Outside directors are elected by shareholders. The shareholders voting in favor of their election must include at least one-third of the shares of the non-controlling shareholders of the company who are present at the meeting. This minority approval requirement need not be met if the total shareholdings of those non-controlling shareholders who vote against their election represent 1% or less of all of the voting rights in the company. Outside directors serve for a three-year term, which may be renewed for only one additional three-year term. Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.

Any committee of the board of directors must include at least one outside director and the audit committee must include all of the outside directors. An outside director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

Audit Committee

The Israeli Companies Law provides that public companies must appoint an audit committee, which must consist of at least three members and include all of the company's outside directors. The chairman of the board of directors, any director employed by the company or providing services to the company on a regular basis, any controlling shareholder and any relative of a controlling shareholder may not be a member of the audit committee.

The Nasdaq Stock Market requires us to have at least three independent directors on our board of directors and to establish an audit committee. The members of our audit committee are Messrs. Ish-Hurvitz, Stramer and Kess. Messrs. Ish-Hurvitz and Stramer qualify as independent directors under the Nasdaq Stock Market requirements and as outside directors under the Israeli Companies Law requirements.

Approval of Related Party Transactions Under Israeli Law

The Companies Law codifies the fiduciary duties that "office holders," including directors and executive officers, owe to a company. An office holder's fiduciary duties consist of a duty of care and a duty of loyalty. Generally, duty of care requires an office holder to act at a level of care that a reasonable office holder in the same position would employ under the same circumstances. Under the Companies Law, all arrangements as to compensation of office holders who are not directors require approval of our board of directors, and the compensation of office holders who are directors must be approved by our audit committee, board of directors and shareholders. Generally, and subject to certain exemptions, directors' compensation and employment arrangements do not require the approval of the shareholders if both the audit committee and the board of directors approve that such arrangements are solely for the benefit of the company. If the director or the office holder is a controlling shareholder of the company, then the employment and compensation arrangements of such director or office holder requires the approval of the audit committee, the Board of Directors and the shareholders (by either (i) the affirmative vote of the holders of a majority of the ordinary shares represented at the Annual General Meeting in person or by proxy and voting thereon, provided that at least one third of the non-controlling shareholders represented and voting at the Annual General Meeting are included in the majority; or (ii) that the total shareholdings of the non-controlling shareholders who vote against their election do not represent more than 1% of the voting rights in our company), except in certain events where shareholders approval is not required.

Indemnification of Directors and Officers

The Companies Law provides that an Israeli company cannot exculpate an office holder from liability with respect to a breach of his duty of loyalty, but may exculpate in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care.

Pursuant to the Companies Law, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and our board of directors and, in specified circumstances, by our shareholders. We currently maintain a directors and officers liability insurance policy with a per claim and aggregate coverage limit of $5.0 million including legal costs incurred in Israel.

Our articles of association provide that subject to any restrictions imposed by the Companies Law, we may procure insurance for, or indemnify any officer holder, to the fullest extent permitted, provided that the procurement of any such insurance or provision of any such indemnification, as the case may be, is approved by the audit committee and otherwise as required by law.

Compensation

The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2001.

	Salaries, fees, commissions and bonuses(1)
All directors and executive officers as a group, consisting of thirteen (13) persons	$1,343,948

(1) Includes expenses incurred for cars made available to officers, but does not include expenses such as business travel, professional and business association dues and expenses reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

During the year ended December 31, 2001, we paid to each of our outside directors an annual fee of $7,017 and a per meeting attendance fee of $369. Those fees are paid based on the fees detailed in regulations promulgated under the Israeli Companies Law. Our other non-employee directors do not receive compensation for their services on the board of directors or any committee thereof. All of our non-employee directors are reimbursed for their expenses for each board of directors meeting attended.

As of December 31, 2001, our directors and executive officers as a group, consisting of thirteen persons, held options to purchase an aggregate of 181,068 ordinary shares, at an average exercise price of $8.40 per share, with vesting over five years. All such options expire in October 2004. All options were issued under our Employee Stock Option Plan.

Stock Option Plan

We established a stock option plan to provide for the issuance of options to our directors, officers and employees. Under the plan, options to purchase an aggregate of 2,000,000 ordinary shares may be granted from time to time at exercise prices and on other terms and conditions as determined by our board of directors.

Pursuant to Section 102 of the Israeli Income Tax Ordinance and the rules promulgated thereunder (including the requirement that options and/or the resulting shares be deposited with a trustee for at least two years), the tax on the benefit arising to an employee from the grant and exercise of options as well as from the issuance of ordinary shares under these options is deferred until the transfer of the options and/or ordinary shares to the employee's name or upon sale of those options and/or ordinary shares. We will be allowed to claim as an expense for tax purposes the amounts credited to the employees as a benefit upon sale of the shares issued under the Section 102 plan at a price exceeding the exercise price, at such time as the related capital gains tax is payable by the employee.

The exercise prices of options granted under our Section 102 plan are determined by our board of directors at the time of the grant. Generally, the term of the options expire no later than ten years from the date of grant.

As of May 29, 2002, options for the purchase of an aggregate of 195,393 ordinary shares were outstanding and held by 5 employees (of which options for the purchase of 181,068 ordinary shares were granted to our directors and officers) under our Section 102 plan, at an average exercise price of $8.40 per share. The exercise price for all of the options was the fair market value on the date of grant. Such options vest ratably over a five-year period beginning July 12, 1999. Options for the purchase of 1,346,207 ordinary shares are available for future grant under the Section 102 plan. The options terminate 63 months following the date of grant. None of the options have been exercised.

APPROVAL OF THE INCLUSION OF OUR CHIEF EXECUTIVE OFFICER AS A PARTICIPANT IN THE INCENTIVE PLAN OF THE COMPANY

(Item 2 on the Proxy Card)

Under applicable Israeli law, shareholders must approve the payment of compensation and fees to our directors. Our Board of Directors included Mr. Eli Holtzman, our chief executive officer and a member of our Board of Directors, as a participant in the company incentive plan. Accordingly, following the approval of the Audit Committee, shareholders will be asked to approve at the Annual General Meeting the inclusion of Mr. Eli Holtzman as a participant in the company's incentive plan. According to the terms of the incentive plan, up to 10% of our operational profit (excluding certain items, as determined by the Board of Directors) may be allocated to participants in the plan. No individual participant may receive more than 20% of the sum allocated to the plan. Our Board of Directors will decide the annual allocation.

It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

"RESOLVED, that the Company is authorized to include its chief executive officer, who is also a Director, as a participant in its incentive plan."

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

APPOINTMENT OF AUDITORS

(Item 3 on the Proxy Card)

Our Board of Directors first appointed Somekh Chaikin, independent certified public accountants in Israel, a member firm of KPMG International, as our auditors in 1999 and has reappointed the firm as our auditors since such time. Somekh Chaikin has no relationship with us or any of our affiliates except as auditors. As a result of Somekh Chaikin's knowledge of our operations and reputation in the auditing field, the Board of Directors is convinced that this firm has the necessary personnel, professional qualifications and independence to act as our auditors. The Board of Directors recommends that Somekh Chaikin be selected as our auditors for the fiscal year ending December 31, 2002 and recommends that the shareholders ratify and approve the selection. The remuneration of Somekh Chaikin will be fixed by the Board of Directors according to the scope and nature of their services.

The following resolution will be offered by the Board of Directors at the Meeting:

"RESOLVED, that the appointment of Somekh Chaikin, independent certified public accountants in Israel, a member firm of KPMG International, to conduct the annual audit of our financial statements for the year ending December 31, 2002, and authorization for the Board of Directors to fix their remuneration in accordance with the scope and nature of their services is ratified, confirmed and approved."

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

CONSIDER AND RECEIVE THE CONSOLIDATED FINANCIAL STATEMENTS

(Item 4 on the Proxy Card)

At the Meeting, our Consolidated Financial Statements for the year ended December 31, 2001 will be presented. The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote will be necessary to consider and receive our Consolidated Financial Statements for the year ended December 31, 2001.

The Board of Directors recommends a vote FOR the consideration and receipt of the Consolidated Financial Statements for the year ended December 31, 2001.

By Order of the Board of Directors,

Shaul Elovitch,
Chairman of the Board of Directors

Dated: June 13, 2002

75

ITEM 3

1072153.4

76

8888

INTERNET GOLD-GOLDEN LINES LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoint(s) Eli Holtzman and Shaul Elovitch, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.01 per share, of Internet Gold-Golden Lines Ltd. (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on July 16, 2002 at 2:00 p.m. at the offices of Eurocom Communications Ltd., 2 Dov Friedman Street, Ramat Gan 52141, Israel and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):

This proxy will be voted as specified on the reverse side. In the absence of such specification, the shares represented by this proxy card will be voted for (i) the election of the two nominees for Class C Director and the two nominees for Outside Director and (ii) proposals 2 through 4 set forth on the reverse side.

(Continued, and to be signed and dated on the reverse side)

Please date, sign and mail your proxy card back as soon as possible!

Annual General Meeting of Shareholders
INTERNET GOLD-GOLDEN LINES LTD.

July 16, 2002

↓ Please Detach and Mail in the Envelope Provided ↓

A [X] **Please mark your votes as in this example.**

	FOR all nominees listed at right (except as marked to the contrary at right)	WITHHOLD AUTHORITY to vote for all nominees listed at right
(1) The election of two Class C directors and two outside directors.	☐	☐

INSTRUCTION: To withhold authority to vote for any individual nominee, strike a line through the nominee's name at right.

Nominees:

Class C Directors:
AMIR KESS
ANAT WINNER

Outside Directors:
ITZHACK ISH-HURVITZ
TOMMY STRAMER

	FOR	AGAINST	ABSTAIN
(2) Approval of the inclusion of our CEO, who is also a director, as a participant in the incentive plan of the company.	☐	☐	☐
(3) Ratification of the appointment of Somekh Chaikin, independent certified public accountants in Israel, a member firm of KPMG International, as our independent auditors for the year ending December 31, 2002 and authorization for the Board of Directors to fix their remuneration.	☐	☐	☐
(4) Consideration and receipt the Consolidated Financial Statements for the year ended December 31, 2001.	☐	☐	☐

Pursuant to Israeli law, in order to ensure specific majority requirements we are required to inquire of you as to whether you have a controlling interest in the Company (as described in the proxy statement) with respect to the election of either of the two nominees for outside director. If you do not mark "Yes" below, it will be assumed you have no controlling interest.

	YES
Do you have a controlling interest with respect to the election of Itzhack Ish-Hurvitz as an outside director?	☐
Do you have a controlling interest with respect to the election of Tommy Stramer as an outside director?	☐

Signature(s)____________________ Signatures, if held jointly____________________ Dated ________, 2002

NOTE: (Please sign exactly as name(s) appear(s) hereon. When signing as attorney, executor, administrator, trustee, guardian, or as an officer signing for a corporation, please give full title under signature.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNET GOLD-GOLDEN LINES LTD.
(Registrant)

By /s/ Eli Holtzman
Name: Eli Holtzman
Title: Chief Executive Officer

Date: June 14, 2002